Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

EL PASO ELECTRIC COMPANY,

SUN JUPITER HOLDINGS LLC

and

SUN MERGER SUB INC.

Dated as of June 1, 2019

i

ii

Exhibit A – Defined Terms
Exhibit B – Commitments

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 1, 2019, is by and among El Paso Electric Company, a Texas corporation (the “Company”), Sun Jupiter Holdings LLC, a Delaware limited liability company (the “Parent”), and Sun Merger Sub Inc., a Texas corporation and wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, the Parties intend that, upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub will merge with and into the Company, with the Company surviving such merger (the “Merger”), in accordance with the Texas Business Organizations Code (the “TBOC”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that it is in the best interests of the Company and its shareholders, and has declared it advisable, for the Company to enter into this Agreement and to consummate the transactions contemplated hereby, including the Merger, (b) adopted and approved this Agreement and approved the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, in accordance with the TBOC, and (c) resolved to recommend the approval of the transactions contemplated hereby, including the Merger, to the Company’s shareholders and directed that this Agreement be submitted to the Company’s shareholders for approval at a duly held meeting of such shareholders for such purpose in accordance with the TBOC;

WHEREAS, the sole member of Parent has (a) determined that it is in the best interests of Parent and its member, and has declared it advisable, for Parent to enter into this Agreement and to consummate the transactions contemplated hereby and (b) adopted and approved this Agreement and approved Parent’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby upon the terms and subject to the conditions set forth herein, in accordance with the Delaware Limited Liability Company Act;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that it is in the best interests of Merger Sub, and has declared it advisable, for Merger Sub to enter into this Agreement and to consummate the transactions contemplated hereby, including the Merger, (b) adopted and approved this Agreement and approved Merger Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, in accordance with the TBOC, and (c) resolved to recommend the approval of the transactions contemplated hereby, including the Merger, to Parent, as the sole shareholder of Merger Sub, and directed that this Agreement be submitted to Parent for approval in accordance with the TBOC;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, IIF US Holding 2 LP, a Delaware limited partnership and an Affiliate of Parent and Merger Sub (the “Sponsor”), has entered into an Equity Commitment Agreement, dated as of the date hereof (the “Equity Commitment Agreement”), pursuant to which the Sponsor has agreed to provide funding to the Parent in the circumstances set forth therein;

WHEREAS, Parent has approved this Agreement and the transactions contemplated hereby by written consent in its capacity as the sole shareholder of Merger Sub; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and subject to the conditions set forth herein, and each intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01          The Merger.  At the Effective Time, upon the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the TBOC, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall continue its existence under the Laws of the State of Texas as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

SECTION 1.02          The Effective Time.  Upon the terms and subject to the conditions set forth herein, as soon as practicable on the Closing Date, the Company shall deliver to the Secretary of State of the State of Texas a certificate of merger with respect to the Merger, in such form as is required by, and executed in accordance with, the relevant provisions of the TBOC (the “Certificate of Merger”).  The Merger shall become effective at the time the Certificate of Merger has been duly accepted for filing by the Secretary of State of the State of Texas in accordance with the TBOC or at such later time as is permissible in accordance with the TBOC and, as the Parties may mutually agree, as specified in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

SECTION 1.03          The Closing.  Unless this Agreement has been terminated in accordance with Section 8.01, the consummation of the Merger (the “Closing”) shall take place at the offices of Baker Botts L.L.P., 910 Louisiana Street, Houston, Texas 77002 (or remotely via the electronic exchange of executed documents) at 9:00 a.m. Houston, Texas time on a date to be mutually agreed to by the Parties, which date shall be no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent such waiver is permitted by Law) of the conditions to the Closing set forth in Article VII (except for those conditions to the Closing that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions), unless another time, date or place is mutually agreed to in writing by the Parties.  The date on which the Closing occurs is referred to herein as the “Closing Date.”

SECTION 1.04          Effects of the Merger.  The Merger shall have the effects specified herein and in the applicable provisions of the TBOC.  Without limiting the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

SECTION 1.05          Surviving Corporation Organizational Documents.  As of the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended and restated to be the same as the certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the name of the Surviving Corporation shall be “El Paso Electric Company”.  As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to be the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the name of the Surviving Corporation shall be “El Paso Electric Company”.

SECTION 1.06          Surviving Corporation Directors and Officers.  As of the Effective Time, (a) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of formation and bylaws of the Surviving Corporation.

SECTION 1.07          Plan of Merger.  This Article I and Article II and, solely to the extent necessary under the TBOC, the other provisions of this Agreement shall constitute a “plan of merger” for purposes of the TBOC.  Subject to the terms and conditions of this Agreement, the Parties agree to cooperate and to take all reasonable actions prior to the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger in accordance with the terms and conditions hereof.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES AND BOOK-ENTRY SHARES

SECTION 2.01          Merger Consideration.

At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

(a)          Conversion of Company Common Stock.  Subject to Sections 2.03 and 2.04, and except as otherwise provided by paragraphs (b) and (c) of this Section 2.01, each share of common stock, no par value, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than the Treasury Shares to be cancelled in accordance with Section 2.01(c) and the Dissenting Shares to be cancelled in accordance with Section 2.01(f), shall automatically be converted into, and shall thereafter represent solely, the right to receive cash in the amount of $68.25, without interest (the “Merger Consideration”).

(b)          Equitable Adjustment.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company (or any other securities convertible therefor or exchangeable thereto) shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split), combination, subdivision, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, or any similar event, in each case, other than pursuant to the transactions contemplated by this Agreement, the Merger Consideration and any other similarly dependent items shall be equitably adjusted to provide to the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided, however, that nothing in this Section 2.01(b) shall be deemed to authorize or permit the Company to effect any such change that is not otherwise specifically authorized or permitted by this Agreement.

(c)          Treasury Shares.  All Treasury Shares shall be canceled automatically and retired at the Effective Time, and no consideration shall be issued in exchange therefor.

(d)          Outstanding Parent Interests.  All membership interests of Parent issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

(e)          Outstanding Common Stock of Merger Sub.  Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(f)          Dissenting Shares.  At the Effective Time, each Dissenting Share shall cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have pursuant to Section 2.05 and the TBOC.

SECTION 2.02          Rights as Shareholders; Share Transfers.  At the Effective Time, except as set forth in Section 2.05, holders of shares of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company, other than (a) to receive any dividend or other distribution with respect to such shares of Company Common Stock with a record date occurring prior to the Effective Time and (b) to receive the consideration provided under this Article II.

SECTION 2.03          Exchange and Payment Procedures.

(a)          Exchange Agent.  Prior to the Closing Date, Parent shall appoint a bank or trust company to act as paying and exchange agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration in accordance with Section 2.01(a).  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of shares of Company Common Stock contemplated by Section 2.01(a), an aggregate amount of cash sufficient to deliver the aggregate amount of the Merger Consideration.  All such cash shall hereinafter be referred to as the “Exchange Fund.”

(b)          Payment Procedures.

(i)          Promptly after the Effective Time (but no later than three (3) Business Days after the Effective Time), the Exchange Agent will mail to each holder of record of a certificate representing outstanding shares of Company Common Stock immediately prior to the Effective Time (a “Certificate”) and to each holder of uncertificated shares of Company Common Stock represented by book entry immediately prior to the Effective Time (“Book-Entry Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01(a):

(1)          a letter of transmittal, which shall specify that delivery shall be effected, and that risk of loss and title to Certificates or Book-Entry Shares held by such holder will pass, only upon proper delivery of such Certificates or Book-Entry Shares to the Exchange Agent in accordance with the procedures set forth in the letter of transmittal and which shall be in form and substance reasonably satisfactory to Parent and the Company; and

(2)          instructions for use in effecting the surrender of such Certificates or Book-Entry Shares in exchange for the Merger Consideration with respect to such shares;

provided, however, with respect to each holder whose shares cease to be Dissenting Shares following the Effective Time pursuant to Section 2.05, Parent shall instruct the Exchange Agent promptly after the date on which Parent becomes aware that such Dissenting Shares have ceased to be Dissenting Shares to mail to such holder the letter of transmittal and instructions referred to above with respect to such shares.

(ii)          Upon surrender to, and acceptance in accordance with Section 2.03(b)(iii) by, the Exchange Agent of a Certificate or Book-Entry Share together with the letter of transmittal, if applicable, duly completed and validly executed in accordance with the instructions thereto, the holder thereof will be entitled to the Merger Consideration payable in respect of the number of shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share surrendered under this Agreement.

(iii)          The Exchange Agent will accept Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange of the Certificates and Book-Entry Shares in accordance with customary exchange practices.

(iv)          From and after the Effective Time, no further transfers may be made on the records of the Company or its transfer agent of Certificates or Book-Entry Shares, and if any Certificate or Book-Entry Share is presented to the Company for transfer, such Certificate or Book-Entry Share shall be canceled against delivery of the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate or Book-Entry Share.

(v)          If any Merger Consideration is to be remitted to a name other than that in which a Certificate or Book-Entry Share is registered, no Merger Consideration may be paid in exchange for such surrendered Certificate or Book-Entry Share unless:

(1)          either (A) the Certificate so surrendered is properly endorsed, with signature guaranteed, or otherwise in proper form for transfer or (B) the Book-Entry Share is properly transferred; and

(2)          the Person requesting such payment shall (A) pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Book-Entry Share or (B) establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(vi)          At any time after the Effective Time until surrendered as contemplated by this Section 2.03, each Certificate or Book-Entry Share shall be deemed to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate or Book-Entry Share as contemplated by Section 2.01(a).  No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the shares of Company Common Stock represented by Certificates or Book-Entry Shares.

(c)          No Further Ownership Rights in Company Common Stock.

(i)          At the Effective Time, each holder of a Certificate, and each holder of Book-Entry Shares, will cease to have any rights with respect to such shares of Company Common Stock, except, to the extent provided by Section 2.02, for the right to receive the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.03(b);

(ii)          The Merger Consideration paid upon the surrender or exchange of Certificates or Book-Entry Shares in accordance with this Section 2.03 will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

(d)         Termination of Exchange Fund.  The Exchange Agent will deliver to the Surviving Corporation, upon the Surviving Corporation’s demand, any portion of the Exchange Fund (including any interest and other income received by the Exchange Agent in respect of all such funds) which remains undistributed to the former holders of Certificates or Book-Entry Shares upon expiration of the period ending one (1) year after the Effective Time.  Thereafter, any former holder of Certificates or Book-Entry Shares prior to the Merger who has not complied with this Section 2.03 prior to such time, may look only to the Surviving Corporation for payment of his, her or its claim for Merger Consideration to which such holder may be entitled.

(e)          No Liability.  None of Parent, the Company, the Exchange Agent or the Surviving Corporation shall be liable to any former holder of shares of Company Common Stock for any payment of the Merger Consideration delivered to a public official if required by any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent not prohibited by applicable Law, become the property of Parent, free and clear of all or any claims or interest of any Person previously entitled thereto.

(f)          Withholding Taxes.  Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates, Book-Entry Shares, Company Restricted Stock, Company Performance Stock or Company Unpaid Performance Stock such amounts for Taxes as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law.  Amounts so deducted and withheld shall be promptly paid over to the appropriate taxing authority and shall be treated for all purposes under this Agreement as having been paid to the holder of Certificates, Book-Entry Shares, Company Restricted Stock, Company Performance Stock or Company Unpaid Performance Stock, as applicable, in respect of which such deduction or withholding was made.  Parent, the Surviving Corporation or the Exchange Agent, as relevant, shall reasonably cooperate in good faith to establish or obtain any exemption from or reduction in the amount of any withholding that otherwise would be required.

(g)          Waiver.  The Surviving Corporation may from time to time, in the case of one or more Persons, waive one or more of the rights provided to it in this Article II to withhold certain payments, deliveries and distributions; and no such waiver shall constitute a waiver of its rights thereafter to withhold any such payment, delivery or distribution in the case of any Person.

(h)          Lost, Stolen or Destroyed Certificates.  If any Certificate formerly representing shares of Company Common Stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver and pay, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration payable in respect thereof pursuant to this Agreement.

(i)          Investment of Exchange Fund.  The Exchange Agent shall invest any cash in the Exchange Fund if and as directed by Parent; provided that such investment shall be in obligations of, or guaranteed by, the United States, in commercial paper obligations of issuers organized under the Law of a state of the United States, rated A‑1 or P‑1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10,000,000,000, or in mutual funds investing in such assets.  Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent.  No investment losses resulting from the Exchange Fund shall diminish the rights of any holders of shares of Company Common Stock, Company Restricted Stock, Company Performance Stock or Company Unpaid Performance Stock to receive the Merger Consideration or any other payment as provided herein.  To the extent there are losses with respect to such investments or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.

SECTION 2.04          Equity Awards.  At or prior to the Effective Time, the Company shall take such actions as are necessary (including obtaining any resolutions of the Company Board or, if appropriate, any committee thereof administering the Company Stock Plan) to effect the following:

(a)          Company Restricted Stock.  Immediately prior to the Effective Time, each share of Company Restricted Stock that is outstanding and unvested immediately prior to the Effective Time shall be cancelled as of the Effective Time and converted into a vested right to receive cash in an amount equal to the Merger Consideration, subject to any withholding Taxes required by Law to be withheld in accordance with Section 2.03(f).  In each case, payment with respect to any Company Restricted Stock shall be made within five (5) Business Days after the Closing Date.

(b)         Company Unpaid Performance Stock.  Immediately prior to the Effective Time, each share of Company Unpaid Performance Stock that is unvested immediately prior to the Effective Time shall be cancelled as of the Effective Time and converted into a vested right to receive cash in an amount equal to the Merger Consideration, with the number of vested shares of Company Unpaid Performance Stock to be the number determined in accordance with the performance criteria as provided in the applicable award agreement, subject to any withholding Taxes required by Law to be withheld in accordance with Section 2.03(f).  In each case, payment with respect to any Company Unpaid Performance Stock shall be made within five (5) Business Days after the Closing Date.

(c)        Company Performance Stock.  Immediately prior to the Effective Time, each share of Company Performance Stock that is unvested immediately prior to the Effective Time shall be cancelled as of the Effective Time and converted into a vested right to receive cash in an amount equal to the Merger Consideration, with the number of vested shares of Company Performance Stock to be the greater of (1) the number determined in accordance with the performance criteria as otherwise provided in the applicable award agreement and as if the performance period ended as of the last Business Day immediately preceding the Closing Date and (2) the target award as provided in the applicable award agreement, subject to any withholding Taxes required by Law to be withheld in accordance with Section 2.03(f).  In each case, payment with respect to any Company Performance Stock shall be made within five (5) Business Days after the Closing Date.

(d)         Termination of Company Stock Plan.  Effective as of the Effective Time, the Company Stock Plan shall be terminated and no further shares of Company Restricted Stock or Company Performance Stock shall be granted thereunder.

SECTION 2.05          Dissenting Shares.  Notwithstanding anything to the contrary contained in this Agreement, any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders who shall have complied with the provisions of Chapter 10, Subchapter H of the TBOC prior to the Effective Time (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration in accordance with this Article II, and holders of such Dissenting Shares shall be entitled to only those rights and remedies set forth in Chapter 10, Subchapter H of the TBOC; provided, however, in the event the applicable holder fails to comply with the provisions of Chapter 10, Subchapter H of the TBOC or effectively withdraws or otherwise loses such holder’s rights or remedies under Chapter 10, Subchapter H of the TBOC, such Dissenting Shares shall thereupon be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration in accordance with this Article II.  The Company shall give Parent prompt notice of any written demands for appraisal of shares of the Company Common Stock received by the Company under Chapter 10, Subchapter H of the TBOC, and shall give Parent the opportunity to devise and implement strategy for, and participate in, all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, schedule any meeting or make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Reports publicly available and filed with or furnished to the SEC from January 1, 2017 to the date of this Agreement (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” and any other statements that are predictive, cautionary or forward-looking in nature (provided, however, that any disclosure in any such Company Report shall not qualify the representations and warranties in Section 3.01, Section 3.03, Section 3.04, Section 3.05, Section 3.15(a), Section 3.19(a), Section 3.20 and Section 3.21 and in the first sentence of each of Section 3.09(a) and Section 3.17(a))) or (b) subject to Section 9.04(k), as set forth in the corresponding section of the disclosure letter delivered by the Company to Parent concurrently with the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01          Organization, Standing and Power.  The Company is duly organized, validly existing and in active status or good standing, as applicable, under the Laws of the State of Texas. The Company has all requisite entity power and authority to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company is duly qualified or licensed to do business and in good standing in New Mexico and in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, except in any such jurisdiction (other than New Mexico) where the failure to be so qualified or licensed would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has made available to Parent true and complete copies of the amended and restated articles of incorporation of the Company in effect as of the date of this Agreement (the “Company Articles”) and the amended and restated bylaws of the Company in effect as of the date of this Agreement (the “Company Bylaws”).

SECTION 3.02          No Subsidiaries.  The Company has no Subsidiaries and does not own any capital stock or voting securities of, or other equity interests in, any Person. The Company is not a party to any Contract with respect to the formation of any Subsidiary or the acquisition by the Company of any capital stock or voting securities of, or other equity interests in, any Person.

SECTION 3.03          Capital Structure.

(a)          The authorized capital stock of the Company consists of 102,000,000 shares of which 100,000,000 shares is Company Common Stock, no par value and 2,000,000 shares is preferred stock, no par value (the “Preferred Stock”).  At the close of business on May 31, 2019, (i) 64,281,761 shares of Company Common Stock were issued and outstanding, (ii) no shares of Preferred Stock were issued and outstanding, (iii) 23,666,005 shares of Company Common Stock were held by the Company in its treasury, (iv) Company Restricted Stock with respect to an aggregate of 146,927 shares of Company Common Stock were issued and outstanding, (v) Company Performance Stock with respect to an aggregate of 139,389 shares of Company Common Stock based on achievement of applicable performance criteria at target level were granted, (vi) Company Unpaid Performance Stock with respect to an aggregate of zero shares of Company Common Stock based on achievement of applicable performance criteria at actual results were granted and (vii) Company Performance Stock with respect to an aggregate of 278,778 shares of Company Common Stock based on achievement of applicable performance criteria at maximum level were granted.  At the close of business on May 31, 2019, an aggregate of 1,172,313 shares of Company Common Stock were available for issuance pursuant to the Company Stock Plan.

(b)          All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued upon the settlement of Company Restricted Stock, Company Performance Stock, and Company Unpaid Performance Stock will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive or similar right.  Except as set forth in this Section 3.03 or as set forth in Section 3.03 or Section 5.01(a)(v) of the Company Disclosure Letter, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of the Company or any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or (ii) any warrants, calls, options, “phantom” equity rights, equity appreciation rights, profit participation rights, equity-based performance units, commitments, Contracts, arrangements or undertakings of any kind, or other rights to acquire from the Company, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any Company Voting Debt, or any interests based on the value of equity interests in the Company, or any other obligation of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company (the foregoing clauses (i) and (ii), collectively, “Equity Securities”).  Except pursuant to the Company Stock Plan, there are not any outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Equity Securities.  There is no outstanding Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote (“Company Voting Debt”). There are no proxies, voting trusts or other agreements or understandings to which the Company is a party to or is bound with respect to the voting or registration of any capital stock or voting securities of, or other equity interests in, the Company.

SECTION 3.04          Authority; Execution and Delivery; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and agreements hereunder and to consummate the transactions contemplated hereby, including the Merger, subject, in the case of the Merger, to the receipt of the Company Shareholder Approval.  The Company Board has unanimously adopted resolutions, at a meeting duly called at which a quorum of directors of the Company was present, (a) determining that it is in the best interests of the Company and its shareholders, and declaring it advisable, for the Company to enter into this Agreement, (b) adopting this Agreement and approving the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby, and (c) resolving to recommend that the Company’s shareholders approve this Agreement (the “Company Board Recommendation”) and directing that this Agreement be submitted to the Company’s shareholders for approval at a duly held meeting of such shareholders for such purpose (the “Company Shareholders Meeting”).  Such resolutions have not been amended or withdrawn as of the date of this Agreement.  Except for (i) the approval of this Agreement by the affirmative vote of the holders of shares of Company Common Stock of at least two-thirds of all of the outstanding shares of Company Common Stock entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”) and (ii) the filing of the Certificate of Merger as required by the TBOC, no other vote or corporate proceedings on the part of the Company or its shareholders are necessary to authorize, adopt or approve this Agreement or to consummate the transactions contemplated hereby, including the Merger.  The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”).

SECTION 3.05          No Conflicts; Consents.

(a)          The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its covenants and agreements hereunder and the consummation of the transactions contemplated hereby, including the Merger, will not, (i) subject, solely with respect to the consummation of the transactions contemplated hereby, to obtaining the Company Shareholder Approval, conflict with, or result in any violation of any provision of, the Company Articles or the Company Bylaws, (ii) subject to obtaining the Consents set forth in Section 3.05(a)(ii) of the Company Disclosure Letter (the “Company Required Consents”), conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) upon any of the properties or assets of the Company pursuant to, any Contract to which the Company is a party or by which any of its properties or assets are bound or any Permit applicable to the business of the Company or (iii) subject to obtaining the Company Shareholder Approval and the Consents referred to in Section 3.05(b) and making the Filings referred to in Section 3.05(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to the Company or its properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not prevent or materially impede, interfere with or delay the consummation of the transactions contemplated hereby, including the Merger.

(b)          No consent, waiver or Permit (“Consent”) of or from, or registration, declaration, notice, submission or filing (“Filing”) made to or with, any Governmental Entity is required to be obtained or made by the Company or any Affiliate of the Company in connection with the Company’s execution and delivery of this Agreement or its performance of its covenants and agreements hereunder or the consummation of the transactions contemplated hereby, including the Merger, except for the following:

(i)          (A) the filing with the Securities and Exchange Commission (the “SEC”), in preliminary and definitive form, of the Proxy Statement and (B) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (together with the rules and regulations of the SEC promulgated thereunder, the “Exchange Act”), or the Securities Act of 1933, as amended (together with the rules and regulations of the SEC promulgated thereunder, the “Securities Act”), in each case as may be required in connection with this Agreement or the Merger;

(ii)          compliance with, Filings under and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”);

(iii)          the filing of the Certificate of Merger with the Secretary of State of the State of Texas and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business;

(iv)          (A) the Filings with, and the Consent of, the Federal Energy Regulatory Commission (the “FERC”) under Section 203 of the Federal Power Act (the “FPA”), (B) the Filings with, and the Consent of, the U.S. Nuclear Regulatory Commission (the “NRC”), (C) the Filings with, and the Consents of, the Governmental Entities set forth in Section 3.05(b)(iv)(C) of the Company Disclosure Letter, (D) the other Filings and Consents set forth in Section 3.05(b)(iv)(D) of the Company Disclosure Letter and (E) the other Filings and Consents set forth in Section 3.05(b)(iv)(E) of the Company Disclosure Letter (the Filings and Consents set forth in the Section 3.05(b)(iv)(E) of the Company Disclosure Letter, collectively, the “Additional Approvals”, and the Filings and Consents set forth in Section 3.05(b)(ii) and this Section 3.05(b)(iv), collectively, the “Company Required Approvals”);

(v)           the Company Required Consents, as applicable;

(vi)          compliance with and filings required under the rules and regulations of the NYSE;

(vii)       such Filings and Consents as are required to be made or obtained under state or federal property transfer Laws or Environmental Laws as set forth in Section 3.05(b)(vii) of the Company Disclosure Letter; and

(viii)       such other Filings and Consents the failure of which to make or obtain would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not prevent or materially impede, interfere with or delay the consummation of the Merger.

SECTION 3.06          Company Reports; Financial Statements.

(a)          The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2017 (such documents, together with all exhibits, financial statements, including the Company Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Proxy Statement, being collectively referred to as the “Company Reports”).  Each Company Report (i) at the time furnished or filed, complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Report and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements.  Each of the financial statements of the Company included in the Company Reports (the “Company Financial Statements”) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly presents in all material respects, in accordance with GAAP, the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustments stated therein or in the notes thereto). (i) To the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC review or an outstanding SEC investigation and (ii) there are no outstanding or unresolved comments received from the SEC with respect to any of the Company Reports, or any resolved comments received from the SEC that have not yet been reflected in the Company Reports.

(b)        The Company does not have any liability of any nature that is required by GAAP to be set forth on a balance sheet of the Company, except liabilities (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of the Company included in the Company Reports filed prior to the date hereof, (ii) incurred in the ordinary course of business after December 31, 2018, (iii) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (iv) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)        The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act).  Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects.  The Company maintains “disclosure controls and procedures” required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act that are effective in all material respects to ensure that information required to be disclosed by the Company in the reports it files or furnishes under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.  The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and each such deficiency, weakness of fraud so disclosed, if any, has been disclosed to Parent in writing prior to the date of this Agreement.

(d)          At all applicable times, the Company has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder, as amended from time to time. The shares of Company Common Stock are listed on the NYSE, and, at all applicable times, the Company has complied in all material respects with the applicable listing and corporate governance requirements of the NYSE.

SECTION 3.07          Absence of Certain Changes or Events.

(a)          From January 1, 2019 to the date of this Agreement, the Company has conducted its business in the ordinary course of business in all material respects.

(b)        From January 1, 2019 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.08          Taxes.

(a)          (i) The Company has timely filed, taking into account all valid extensions, all material Tax Returns required to have been filed and such Tax Returns are true, accurate and complete in all material respects, and (ii) all material Taxes have been timely paid in full (whether or not shown or required to be shown as due on any Tax Return) except for Taxes that are being contested in good faith or that have been adequately provided for, in accordance with GAAP, in the Company Financial Statements.

(b)          All material Tax withholding and deposit requirements imposed on or with respect to the Company have been satisfied.

(c)       (i) No audit, examination, investigation or other proceeding is pending with, or has been threatened in writing by, any Governmental Entity with respect to any material amount of unpaid Taxes asserted against the Company, in each case which have not been fully paid or settled, and (ii) the Company has not granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax which has not yet expired (excluding extensions of time to file Tax Returns obtained in the ordinary course).

(d)          (i) The Company did not have any liabilities for material unpaid Taxes as of the date of the latest balance sheet included in the Company Financial Statements that had not been accrued or reserved on such balance sheet in accordance with GAAP, and (ii) the Company has not incurred any material liability for Taxes since the date of the latest balance sheet included in the Company Financial Statements except in the ordinary course of business.

(e)          The Company does not have any liability for material Taxes of any Person arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Law, as a transferee or successor or by contract.

(f)          The Company is not a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement, except for such an agreement or arrangement (i) with customers, vendors, lessors or other third parties entered into in the ordinary course of business and not primarily related to Taxes or (ii) that as of the Closing Date will be terminated without any further payments being required to be made.

(g)       Within the past three (3) years, the Company has not been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(h)       The Company has not participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or Treasury Regulations Section 301.6111-2(b) in any Tax year for which the statute of limitations has not expired.

(i)          There are no Liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any material Tax (excluding Taxes that are being contested in good faith for which adequate reserves have been provided in accordance with GAAP).

(j)          The Company does not have any material Tax rulings, requests for rulings, closing agreements or other similar agreements in effect or filed with any Governmental Entity.

(k)         The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (i) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or foreign Law) for a taxable period on or before the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) installment sale, intercompany transaction or open transaction disposition made on or prior to  the Closing Date, (iv) prepaid amount received on or prior to the  Closing Date, or (v) election by the Company under Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

(l)          Except to the extent Section 3.09 relates to Taxes, the representations and warranties contained in this Section 3.08 are the sole and exclusive representations and warranties of the Company relating to Taxes, and no other representation or warranty of the Company contained herein shall be construed to relate to Taxes.

SECTION 3.09          Employee Benefits.

(a)          Section 3.09(a) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of each material Company Benefit Plan and each material Company Benefit Agreement.

(b)          With respect to each material Company Benefit Plan and material Company Benefit Agreement, the Company has made available to Parent, to the extent applicable, complete and accurate copies of (i) the governing document (or, if such arrangement is not in writing, a written description of the material terms thereof), including any amendment thereto and any summary plan description thereof, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent audited financial statement and actuarial or other valuation report prepared with respect thereto, (iv) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto and (v) the most recently received IRS determination letter or, if applicable, current IRS opinion or advisory letter (as to qualified plan status).  No Company Benefit Plan or Company Benefit Agreement is maintained outside the jurisdiction of the United States or covers any Company Personnel residing or working outside of the United States.

(c)        Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and each Company Benefit Agreement has been maintained in compliance with its terms and with the requirements prescribed by ERISA, the Code and all other applicable Laws, (ii) there are no pending or, to the Knowledge of the Company, threatened proceedings or claims against any Company Benefit Plan or Company Benefit Agreement or any fiduciary thereof, or the Company with respect to any Company Benefit Plan or Company Benefit Agreement and (iii) all contributions, reimbursements, premium payments and other payments required to be made by the Company or any Company Commonly Controlled Entity to any Company Benefit Plan or Company Benefit Agreement have been made on or before their applicable due dates.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Commonly Controlled Entity has engaged in, and to the Knowledge of the Company, there has not been, any non-exempt transaction prohibited by ERISA or by Section 4975 of the Code with respect to any Company Benefit Plan or Company Benefit Agreement or their related trusts that would reasonably be expected to result in a liability of the Company or a Company Commonly Controlled Entity.  No Company Benefit Plan or Company Benefit Agreement is under audit or is the subject of a material administrative proceeding by the IRS, the Department of Labor, or any other Governmental Entity, nor is any such audit or other material administrative proceeding, to the Knowledge of the Company, threatened.

(d)          Section 3.09(d)(i) of the Company Disclosure Letter sets forth each Company Benefit Plan and Company Benefit Agreement that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code.  Except as provided in Section 3.09(d)(ii) of the Company Disclosure Letter, no Company Benefit Plan or Company Benefit Agreement is a Multiemployer Plan and neither the Company nor any Company Commonly Controlled Entity has contributed to or been obligated to contribute to any such plan within the six years preceding this Agreement.  Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Commonly Controlled Entity has incurred any Controlled Group Liability (as defined below) that has not been satisfied in full nor do any circumstances exist that could reasonably be expected to give rise to any Controlled Group Liability (except for the payment of premiums to the Pension Benefit Guaranty Corporation).  For the purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code or (iv) as a result of the failure to comply with the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(e)          Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and such plan has received a currently effective favorable determination letter or, if applicable, current opinion or advisory letter to that effect from the IRS.

(f)          In connection with the consummation of the Merger, no payments of money or property, acceleration of benefits, or provisions of other rights have or will be made hereunder or under the Company Benefit Plans or Company Benefit Agreement which, in the aggregate, would or would be reasonably likely to result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code, whether or not some other action or event would be required to cause such payment, acceleration or provision to be triggered.  No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company as a result of the imposition of Taxes required by Section 4999 of the Code.

(g)          The consummation of the transactions contemplated by this Agreement, whether alone or together with any other event, will not entitle any Company Personnel to any payment or benefit or accelerate the time of payment or vesting of or increase the amount of compensation or benefits due any Company Personnel.

(h)         No Company Benefit Plan or Company Benefit Agreement that is a “welfare benefit plan” within the meaning of ERISA provides benefits in respect of Company Personnel beyond their retirement or other termination of service, other than coverage mandated solely by applicable Law.

(i)          The representations and warranties contained in this Section 3.09 are the sole and exclusive representations and warranties of the Company relating to Company Benefit Plans or Company Benefit Agreements (including their compliance with any applicable Law) or ERISA, and no other representation or warranty of the Company contained herein shall be construed to relate to Company Benefit Plans or Company Benefit Agreements (including their compliance with any applicable Law) or ERISA.

SECTION 3.10          Labor and Employment Matters.  Except for the Company Union Contracts, the Company is not a party to, or bound by, or in the process of negotiating, any collective bargaining agreement or similar labor union Contract with respect to any of its employees.  Except for employees covered by a Company Union Contract, no employees of the Company are represented by any other labor union with respect to their employment with the Company.  There are no labor union representation or certification proceedings with respect to employees of the Company pending or threatened in writing to be brought or filed with the National Labor Relations Board, and there are no, and since January 1, 2017 there have been no, labor union organizing activities with respect to any employees of the Company.  Since January 1, 2017, there have been no labor union strikes, slowdowns, work stoppages or lockouts or other material labor disputes pending or threatened in writing against or affecting the Company.  Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2017, the Company has complied and is in compliance with all Company Union Contracts and applicable Laws pertaining to employment or labor matters, including but not limited to all laws relating to labor relations, unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, whistleblowing, and unemployment insurance.  Since January 1, 2017, the Company has not engaged in any action that will require any notifications under the Workers Adjustment and Retraining Notification Act and comparable local, state, and federal Laws (the “WARN Act”).  Except as would not, or would not reasonably be expected to, individually or in the aggregate, result in material liability to the Company, there are no Claims or investigations pending or, to the Knowledge of the Company, threatened by or on behalf of any employee of the Company, that relate to employment or labor matters. Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all employees of the Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified as exempt.

SECTION 3.11          Litigation.  There is no Claim before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Merger by the End Date.  There is no Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity of the Company or any of its properties or assets that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  This Section 3.11 does not relate to Taxes; Company Benefit Plans or Company Benefit Agreements (including their compliance with any applicable Law) or ERISA; Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters; or Intellectual Property, which are addressed in Sections 3.08, 3.09, 3.14 and 3.17, respectively.

SECTION 3.12        Compliance with Applicable Laws; Permits.  Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company is, and at all times since January 1, 2017, has been, in compliance with all applicable Laws (including Anti-Corruption Laws) and all Permits applicable to the business and operations of the Company, and (b) the Company holds, and is in compliance with, all Permits required by Law for the conduct of its business as it is now being conducted.  Since January 1, 2017, the Company has not received any written notice or notification, or to the Knowledge of the Company, any other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any applicable Law, except where such violations or non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Permits held by the Company are valid and in full force and effect.  No suspension, cancellation, non-renewal, or adverse modifications of any Permits of the Company is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  None of the Company, or, to the Knowledge of the Company, its directors, officers, employees, agents or representatives: (i) is a Designated Person, (ii) is a Person that is owned or controlled by a Designated Person; (iii) is located, organized or resident in a Sanctioned Country; or (iv) has or is now, in connection with the business of the Company, engaged in, any dealings or transactions (A) with any Designated Person, (B) in any Sanctioned Country, or (C) otherwise in material violation of Sanctions.  For at least the previous five (5) years, the Company has maintained and implemented policies, procedures and controls to ensure compliance with all Anti-Corruption Laws applicable to the Company.  This Section 3.12 does not relate to Taxes; Company Benefit Plans or Company Benefit Agreements (including their compliance with any applicable Law) or ERISA; Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters; or Intellectual Property, which are addressed in Sections 3.08, 3.09, 3.14 and 3.17, respectively.

SECTION 3.13         Takeover Statutes.  Assuming the accuracy of Section 4.09, the Company Board has taken all actions necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated hereby all applicable state anti-takeover statutes or regulations and all takeover-related provisions set forth in the Company Articles or Company Bylaws, including Section 21.606 of the TBOC, in each case to the extent, if any, such restrictions would otherwise be applicable to this Agreement, the Merger and the other transactions contemplated hereby.  Subject to the foregoing, and assuming the accuracy of Section 4.09, no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Law (each, a “Takeover Statute”) or any similar anti-takeover provision in the Company Articles or Company Bylaws applies or purports to apply to this Agreement or the transactions contemplated hereby.

SECTION 3.14          Environmental Matters.

(a)          Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)           the Company is and at all times since January 1, 2016, has been, in compliance with all Environmental Laws, and, except for matters that have been fully resolved, the Company has not received any written communication from a Governmental Entity or other Person that alleges that the Company is in violation of any Environmental Law or any Permit issued pursuant to Environmental Law (an “Environmental Permit”);

(ii)          with respect to all Environmental Permits necessary to conduct the operations of the Company as currently conducted, (1) the Company has obtained, or has filed timely applications for, all such Environmental Permits, (2) all such Environmental Permits are valid and in good standing, (3) the Company has not received notice from any Governmental Entity seeking to modify, revoke or terminate, any such Environmental Permits, (4) no appeal nor any other action is pending to terminate, revoke or modify any such Environmental Permits and (5) no such Environmental Permits will be subject to substantial modification, termination or revocation as a result of the transactions contemplated by this Agreement, and to the Knowledge of the Company, there are no facts, circumstances or conditions that could reasonably be expected to result in any such Environmental Claims;

(iii)          the Company is not subject to any Judgment pursuant to Environmental Law or with respect to Hazardous Materials;

(iv)         there are no Environmental Claims pending or, to the Knowledge of the Company, threatened in writing against the Company that have not been fully and finally resolved;

(v)          to the Knowledge of the Company, there are and have been no Releases of any Hazardous Materials on, at, under or from any property currently or formerly owned, leased or operated by the Company that would reasonably be expected to form the basis of any Environmental Claim against the Company;

(vi)        the Company has not transported or arranged for the transportation of any Hazardous Materials generated by the Company to any location which is listed on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or on any similar state list, or which is the subject of federal, state or local enforcement actions or other investigations that would reasonably be expected to form the basis of any Environmental Claim against the Company; and

(vii)          the Company has not assumed, retained or agreed to provide indemnification by Contract with respect to any liabilities of any other Person pursuant to Environmental Laws, except as set forth in any Contracts with a Governmental Entity.

(b)          The representations and warranties contained in this Section 3.14 are the sole and exclusive representations and warranties of the Company relating to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters, and no other representation or warranty of the Company contained herein shall be construed to relate to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters.

SECTION 3.15          Contracts.

(a)          Except for the Contracts filed as exhibits to any Company Report, or set forth in Section 3.15(a) of the Company Disclosure Letter, as of the date hereof, the Company is not a party to, and none of its properties or assets is bound by any of the following categories of Contracts (each such Contract required to be filed as an exhibit to any Company Report or listed in Section 3.15(a) of the Company Disclosure Letter, a “Company Contract”):

(i)           any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed;

(ii)          any Contract to which the Company is a party that (a) restricts the ability of the Company to engage in or compete in any business in any manner that is material to the Company, (b) requires the Company to conduct any business on a “most favored nations” basis with any third party that restricts in any material respect the business of the Company, or (c) provides for “exclusivity,” rights of first refusal or offer or any similar requirement or right in favor of any third party that restricts in any material respect the business of the Company;

(iii)        any Contract to which the Company is a party that provides for payments to or from the Company in excess of $50,000,000 in the aggregate after the date of this Agreement (other than (A) Contracts for transportation or storage of gas, transportation of coal, transmission of electric energy, capacity or ancillary services sales, (B) Contracts for future purchases, exchange or sales of gas, coal, oil or electric energy and (C) financial derivative interest rate hedges);

(iv)       any Contract creating, guaranteeing or securing Indebtedness for borrowed money of the Company in excess of $25,000,000;

(v)          any material Contract with respect to the creation, formation, governance or control of any material partnerships, joint ventures or joint ownership arrangements with third parties;

(vi)          any Contract that (A) relates to the acquisition of assets (other than in the ordinary course of business) or capital stock or other securities (by merger, capital contribution or otherwise) of any Person after the date of this Agreement with a total consideration of more than $25,000,000 in the aggregate, (B) relates to the disposition (other than in the ordinary course of business) after the date of this Agreement, directly or indirectly, of assets of the Company with a total consideration of more than $25,000,000 in the aggregate or any capital stock or other securities (by merger, capital contribution or otherwise) of the Company or (C) contains a put, call, right of first refusal or similar right pursuant to which the Company could be required to purchase or sell, as applicable, any of the foregoing;

(vii)        any Contract that requires the Company to make any advance, loan or commitment therefor or provide any credit support for or any capital contribution to, or other investment in, any Person (other than the Company) in excess of $25,000,000;

(viii)         any Contract that otherwise limits or restricts the payment or dividends or distributions in respect of the capital stock or equity interests of the Company;

(ix)          any Contract entered into since January 1, 2017 that relates to the sale, transfer or other disposition of a business or assets by the Company pursuant to which the Company has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations that would reasonably be expected to result in aggregate payments in excess of $25,000,000;

(x)           any Contract with a term exceeding one (1) year after the date of this Agreement for future purchases, exchange or sales of gas, oil or electric energy in excess of $50,000,000 in the aggregate after the date of this Agreement;

(xi)        any Contract with a term exceeding one (1) year after the date of this Agreement for future thermal energy sales, transmission of electric energy, capacity or ancillary services sales in excess of $100,000,000 in the aggregate after the date of this Agreement;

(xii)         any Contract with a Governmental Entity, other than any Contract relating to real property or franchise agreements, that provides for payments to or from the Company in excess of $25,000,000;

(xiii)         any Company Union Contract;

(xiv)         any material Contract relating to the Palo Verde Generating Station; and

(xv)          any Contract with a term exceeding one (1) year after the date of this Agreement which is a financial derivative interest rate hedge with a value in excess of $10,000,000.

(b)          Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Contract is a valid, binding and legally enforceable obligation of the Company and, to the Knowledge of the Company, of the other parties thereto, subject in all respects to the Bankruptcy and Equity Exceptions, (ii) each such Company Contract is in full force and effect with respect to the Company and, to the Knowledge of the Company, with respect to the other parties thereto and (iii) as of the date hereof, the Company is not (with or without notice or lapse of time, or both) in breach or default under any such Company Contract and, to the Knowledge of the Company, no other party to any such Company Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.  The Company has not received written notice of (x) any violation or default under any Company Contract or (y) any termination or threatened termination of any Company Contract, except for violations, defaults or terminations that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has made available to Parent true and complete copies of each Company Contract (including, for the avoidance of doubt, all material amendments, modifications, extensions, or renewals with respect thereto).

SECTION 3.16         Property.  Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has either good fee title or valid leasehold, easement or other real property rights, to the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as and where currently conducted.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exceptions, (a) all leases, easements or other agreements under which the Company leases, accesses, uses or occupies real property necessary to permit it to conduct its business as currently conducted are valid, binding and in full force and effect against the Company and, to the Knowledge of the Company, the counterparties thereto, in accordance with their respective terms, and (b) the Company or, to the Knowledge of the Company, the counterparties thereto are not in default under any of such leases, easements or other agreements described in the foregoing clause (a).  This Section 3.16 does not relate to Environmental Permits, Environmental Laws, Environmental Claims, Releases, Hazardous Materials or other environmental matters; or Intellectual Property, which are addressed in Section 3.14 and Section 3.17, respectively.

SECTION 3.17          Intellectual Property.

(a)          Section 3.17(a) of the Company Disclosure Letter sets forth a correct and complete list (in all material respects) of all (i) issued patents and patent applications, (ii) trademark registrations and applications and material unregistered trademarks, and (iii) copyright registrations and applications owned by the Company in any jurisdiction in the world.  Except as would not have or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is the sole and exclusive beneficial and, with respect to applications and registrations (including patents), record owner of all of the Intellectual Property items set forth in Section 3.17(a) of the Company Disclosure Letter.

(b)         Except as would not have or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company owns, or has the valid right to use, all Intellectual Property used in their business as presently conducted and such conduct does not infringe or otherwise violate any Person’s Intellectual Property, (ii) there is no Claim of such infringement or other violation pending or threatened in writing against the Company, (iii) to the Knowledge of the Company, no Person is infringing or otherwise violating any Intellectual Property owned by the Company, and (iv) no Claims of such infringement or other violation are pending or threatened in writing against any Person by the Company.

(c)         Except as would not have or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2017, to the Knowledge of the Company, there have been no security breaches in the information technology systems in the complete and entire control of the Company (“IT Systems”).

(d)         The Company has implemented and maintained appropriate technical and organizational measures to protect Personal Information and its own IT Systems against unlawful destruction or unauthorized loss,  which ensure a level of security appropriate to the risk as required under applicable Law, including a process for testing, assessing and evaluating the effectiveness of such security measures (collectively, the “IT Policies and Procedures”).  The Company has aligned its IT Policies and Procedures with applicable industry standards.

(e)          The representations and warranties contained in this Section 3.17 are the sole and exclusive representations and warranties of the Company relating to infringement or other violation of Intellectual Property, and no other representation or warranty of the Company contained herein shall be construed to relate to infringement or other violation of Intellectual Property.

SECTION 3.18          Insurance.  Except as would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all fire and casualty, general liability, director and officer, business interruption, product liability, sprinkler and water damage, and other insurance policies maintained by the Company (“Insurance Policies”) are in full force and effect, (b) all premiums due with respect to all Insurance Policies have been paid, (c) the Company is not in breach or default under, and to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach of or default under, or permit termination or modification under, any such Insurance Policies, and (d) since the most recent renewal date, the Company has not received any written notice threatening termination of, or premium increases with respect to, or material alteration of coverage under, any such policies, other than premium increases or alterations of coverage occurring in the ordinary course during the renewal process for any such policies.

SECTION 3.19          Regulatory Status.

(a)         The Company is subject to regulation as a “public utility”, a “utility” and an “electric utility,” in each case as such terms are defined in the Texas Public Utility Regulatory Act, the New Mexico Public Utility Act and the FPA. The Company is not a “holding company” under the Public Utility Holding Company Act of 2005 and is not regulated as a public utility by any state other than the State of Texas and the State of New Mexico.

(b)          All Filings (except for immaterial Filings) required to be made by the Company since January 1, 2017 with the FERC, the Public Utility Commission of Texas (the “PUCT”) and the New Mexico Public Regulation Commission (the “NMPRC”), as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such Filings complied, as of their respective dates, and currently comply, with all applicable requirements of applicable Laws, except for Filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable Laws, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.20          Brokers’ Fees and Expenses.  Except for the Company Financial Advisor, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of the Company. The Company has made available to Parent true and complete copies of all agreements between the Company and the Company Financial Advisor, which agreements disclose all fees payable to the Company Financial Advisor.

SECTION 3.21          Opinion of Financial Advisor.  The Company Board has received an opinion of the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than shares owned by the Company as treasury stock or shares that are owned directly or indirectly by Parent or Merger Sub) and, as of the date of this Agreement, such opinion has not been modified or withdrawn.  Promptly following execution of this Agreement, the Company will provide copies of such opinion to Parent for informational purposes only.

SECTION 3.22          No Additional Representations.  Except for the representations and warranties expressly set forth in Article IV (as modified by the Parent Disclosure Letter) and in any certificate delivered by Parent to the Company in accordance with the terms hereof, the Company specifically acknowledges and agrees that neither Parent nor any of its Affiliates, Representatives or shareholders or any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity).  Except for the representations and warranties expressly set forth in this Article III (as modified by the Company Disclosure Letter) and in any certificate delivered by the Company to Parent in accordance with the terms hereof, the Company hereby expressly disclaims and negates (a) any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to (i) the Company or any of the Company’s businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or (ii) any opinion, projection, forecast, statement, budget, estimate, advice or other information with respect to the projections, budgets or estimates of future revenues, results of operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of the Company, as well as any other business plan and cost-related plan information of the Company related to future periods, made, communicated or furnished (orally or in writing), or to be made, communicated or furnished (orally or in writing), to Parent, its Affiliates or its Representatives, in each case, whether made by the Company or any of its Affiliates, Representatives or shareholders or any other Person (this clause (ii), collectively, “Company Projections”) and (b) all liability and responsibility for any such other representation or warranty or any such Company Projection.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:

SECTION 4.01          Organization, Standing and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in active status or good standing, as applicable, under the Laws of the jurisdiction in which it is organized (in the case of active status or good standing, to the extent such jurisdiction recognizes such concept).  Each of Parent and Merger Sub has all requisite entity power and authority to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.02          Authority; Execution and Delivery; Enforceability.  Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its covenants and agreements hereunder and to consummate the transactions contemplated hereby, including the Merger.  The sole member of Parent has adopted resolutions (a) determining that it is in the best interests of Parent and its member, and declaring it advisable, for Parent to enter into this Agreement and (b) adopting this Agreement and approving Parent’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger.  Such resolutions have not been amended or withdrawn as of the date of this Agreement.  The board of directors of Merger Sub has adopted resolutions (i) determining that it is in the best interests of Merger Sub and its shareholder, and declaring it advisable, for Merger Sub to enter into this Agreement, (ii) adopting this Agreement and approving Merger Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger, and (iii) resolving to recommend that Parent, in its capacity as the sole shareholder of Merger Sub, adopt this Agreement.  Parent has approved this Agreement by written consent in its capacity as the sole shareholder of Merger Sub.  Such resolutions and written consent have not been amended or withdrawn as of the date of this Agreement.  No other vote or corporate proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger.  Parent and Merger Sub have duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against it in accordance with its terms, subject in all respects to the Bankruptcy and Equity Exceptions.

SECTION 4.03          No Conflicts; Consents.

(a)         The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance by each of Parent and Merger Sub of its covenants and agreements hereunder and the consummation of the transactions contemplated hereby, including the Merger, will not, (i) conflict with, or result in any violation of any provision of, the Organizational Documents of Parent or the Organizational Documents of Merger Sub, (ii) subject to obtaining the Consents set forth in Section 4.03(a)(ii) of the Parent Disclosure Letter (the “Parent Required Consents” and, together with the Company Required Consents, the “Required Consents”), conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, or result in the creation of a Lien upon any of the respective properties or assets of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or any Permit applicable to the business of Parent or Merger Sub or (iii) subject to obtaining the Consents referred to in Section 4.03(b) and making the Filings referred to in Section 4.03(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to Parent or Merger Sub or their respective properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not have or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          No Consent of or from, or Filing made to or with, any Governmental Entity, is required to be obtained or made by Parent or any Affiliate of Parent in connection with Parent’s and Merger Sub’s execution and delivery of this Agreement or their performance of their covenants and agreements hereunder or the consummation of the transactions contemplated hereby, including the Merger, except for the following:

(i)            compliance with, Filings under and the expiration or termination of any applicable waiting period under the HSR Act;

(ii)          (A) Filings with, and the Consent of, the FERC under Section 203 of the FPA, (B) Filings with, and the Consent of, the Governmental Entities set forth in Section 4.03(b)(ii)(B) of the Parent Disclosure Letter, (C) the Filings and Consents set forth in Section 4.03(b)(ii)(C) of the Parent Disclosure Letter and (D) the Additional Approvals (the Consents and Filings set forth in Section 4.03(b)(i) and this Section 4.03(b)(ii), collectively, the “Parent Required Approvals” and, together with the Company Required Approvals, the “Required Approvals”);

(iii)          the Parent Required Consents, as applicable;

(iv)       Filings and Consents as are required to be made or obtained under state or federal property transfer Laws or Environmental Laws as set forth in Section 4.03(b)(iv) of the Parent Disclosure Letter; and

(v)          such other Filings and Consents the failure of which to make or obtain would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.04          Litigation.  Except as set forth in Section 4.04 of the Parent Disclosure Letter, there is no Claim before any Governmental Entity pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or any Affiliate of Parent that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  There is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity of Parent, Merger Sub or any Affiliate of Parent or any of their respective properties or assets that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.05          Compliance with Applicable Laws.  Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and Merger Sub are in compliance with all applicable Laws (including Anti-Corruption Laws) and all material Permits applicable to the business and operations of Parent and Merger Sub.  None of Parent or Merger Sub or, to the Knowledge of Parent or Merger Sub, their respective directors, officers, employees, agents or representatives: (i) is a Designated Person, (ii) is a Person that is owned or controlled by a Designated Person; (iii) is located, organized or resident in a Sanctioned Country; or (iv) has or is now, in connection with the business of Parent or Merger Sub, engaged in, any dealings or transactions (A) with any Designated Person, (B) in any Sanctioned Country, or (C) otherwise in material violation of Sanctions.

SECTION 4.06          Financing.  Parent has delivered to the Company true and complete fully executed copies of (a) the commitment letter, dated as of the date hereof, among Parent, Bank of America, N.A. and BofA Securities, Inc. (the “Debt Commitment Letter”) and (b) the fee letter, among Parent, Bank of America, N.A. and BofA Securities, Inc., dated as of the date hereof (in each case, as redacted to remove only the fee amounts, pricing caps, the rates and amounts included in the “market flex” and other economic provisions (none of which could affect the conditionality, principal amount or availability of the Debt Financing)), in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof, each of the Debt Financing Sources party thereto has severally committed to lend the amounts set forth therein to Parent (the provision of such funds as set forth therein, the “Debt Financing”) for the purposes set forth in such Debt Letters.  The Debt Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement.  As of the execution and delivery of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Parent and, to Parent’s Knowledge, the other parties thereto, subject in each case to the Bankruptcy and Equity Exceptions.  There are no conditions precedent or contingencies directly or indirectly related to the funding of the full amount of the Debt Financing pursuant to the Debt Letters, other than as expressly set forth in the Debt Letters.  Subject to the terms and conditions thereof, the Debt Letters will provide Parent and Merger Sub, together with the Equity Commitment Agreement, with sufficient funds at the Closing to pay all of Parent’s obligations under this Agreement, including the payment of the Merger Consideration and all fees and expenses expected to be incurred in connection therewith.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or, to Parent’s Knowledge, any other party to the Debt Letters under the Debt Letters that would (a) result in any of the conditions in the Debt Letters not being satisfied or (b) otherwise result in the Debt Financing not being available, other than such default or breach that has been waived by the lenders or otherwise cured in a timely manner by Parent or Merger Sub to the satisfaction of the lenders, as the case may be.  As of the date of this Agreement, there are no side letters or other agreements, Contracts, arrangements or understandings (written or oral) directly or indirectly related to the funding of the Debt Financing that could affect the conditionality, principal amount or availability of the Debt Financing other than as expressly set forth in the Debt Letters.  Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Debt Financing.  As of the date of this Agreement assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.03, Parent has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Letters will not be satisfied or waived on a timely basis or that the Debt Financing contemplated by the Debt Letters will not be made available on the Closing Date in accordance with the terms of the Debt Letters. As of the date hereof, no lender has notified Parent of its intention to terminate its obligations under the Debt Letters or to not provide the Debt Financing.

SECTION 4.07         Brokers’ Fees and Expenses.  Except for any Person set forth in Section 4.07 of the Parent Disclosure Letter, the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.08          Merger Sub.  The authorized capital stock of Merger Sub consists of one thousand (1,000) shares of common stock, par value $0.01 per share. All outstanding shares of capital stock of Merger Sub are duly authorized, validly issued, fully paid and nonassessable.  Parent owns all of the outstanding shares of capital stock of Merger Sub.  Merger Sub has been incorporated solely for the purpose of merging with and into the Company and taking action incident to the Merger and this Agreement.  Merger Sub has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.

SECTION 4.09         Ownership of Company Common Stock; Affiliated Shareholder.  Neither Parent nor any other Affiliate of Parent “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Company Common Stock or any other Equity Securities.  Neither Parent nor any “affiliate” or “associate” (as such terms are used in Section 21.606 of the TBOC) of Parent is, nor at any time during the last three (3) years has been, an “affiliated shareholder” of the Company as defined in Section 21.606 of the TBOC.

SECTION 4.10          Solvency.  Assuming (i) the representations and warranties of the Company made in this Agreement are true and correct in all material respects (disregarding any references to “Knowledge of the Company,” “Company Material Adverse Effect,” “materiality” or similar qualifications contained in such representations), (ii) the compliance by the Company of its obligations hereunder, (iii) all material contingent liabilities of the business of the Company are disclosed herein, in the Company Disclosure Letter or in the Company Reports, (iv) the satisfaction of the conditions set forth in Article VII and (v) that the most recent projections, forecasts or estimates of the Company that have been provided to Parent have been prepared in good faith based on assumptions that were and continue to be reasonable, Parent and Merger Sub, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at Closing, including the Merger, the Debt Financing, any Substitute Financing, the payment of the Merger Consideration, and the payment of all related fees and expenses, will not be, Insolvent.

SECTION 4.11          Equity Commitment Agreement.  Concurrently with the execution of this Agreement, the Sponsor has executed the Equity Commitment Agreement. The Equity Commitment Agreement is in full force and effect, is a valid, binding and enforceable obligation of the Sponsor and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Sponsor under the Equity Commitment Agreement.  The Equity Commitment Agreement is not subject to any conditions or other contractual contingencies other than as set forth therein.

SECTION 4.12          No Additional Representations.  Except for the representations and warranties expressly set forth in Article III (as modified by the Company Disclosure Letter) and in any certificate delivered by the Company to Parent in accordance with the terms hereof, each of Parent and Merger Sub (a) specifically acknowledges and agrees that none of the Company or any of its Affiliates, Representatives or shareholders or any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to the Company or any of the Company’s businesses, assets, employees, Permits, liabilities, operations, prospects, condition (financial or otherwise) or any Company Projection, and hereby expressly waives and relinquishes any and all rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or relating to any such other representation or warranty or any Company Projection, (b) specifically acknowledges and agrees to the Company’s express disclaimer and negation of any such other representation or warranty or any Company Projection and of all liability and responsibility for any such other representation or warranty or any Company Projection and (c) expressly waives and relinquishes any and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) against (i) the Company in connection with accuracy, completeness or materiality of any Company Projection and (ii) any Affiliate of the Company or any of the Company’s or any such Affiliate’s respective Representatives or shareholders (other than the Company) or any other Person, and hereby specifically acknowledges and agrees that such Persons shall have no liability or obligations, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof, including (1) for any alleged nondisclosure or misrepresentations made by any such Person or (2) in connection with the accuracy, completeness or materiality of any Company Projection.  Each of Parent and Merger Sub acknowledges and agrees that (A) it has conducted to its satisfaction its own independent investigation of the transactions contemplated hereby (including with respect to the Company and its businesses, operations, assets and liabilities) and, in making its determination to enter into this Agreement and proceed with the transactions contemplated hereby, has relied solely on the results of such independent investigation and the representations and warranties of the Company expressly set forth in Article III (as modified by the Company Disclosure Letter), and (B) except for the representations and warranties of the Company expressly set forth in Article III (as modified by the Company Disclosure Letter) and in any certificate delivered by the Company to Parent in accordance with the terms hereof, it has not relied on, or been induced by, any representation, warranty or other statement of or by the Company or any of its Affiliates, Representatives or shareholders or any other Person, including any Company Projection or with respect to the Company or any of the Company’s businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or any Company Projection, in determining to enter into this Agreement and proceed with the transactions contemplated hereby.  Except for the representations and warranties expressly set forth in this Article IV (as modified by the Parent Disclosure Letter) and in any certificate delivered by Parent to the Company in accordance with the terms hereof, Parent hereby expressly disclaims and negates (a) any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), and (b) all liability and responsibility for any such other representation or warranty.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.01          Conduct of Business.

(a)          Conduct of Business by the Company. Except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise contemplated or required by this Agreement, or as required by a Governmental Entity or by applicable Law, or as required in connection with any Proceedings, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall use commercially reasonable efforts to, (x) conduct its business in the ordinary course of business in all material respects, (y) maintain in effect all material Permits necessary for the lawful conduct of its business and (z) preserve intact, in all material respects, its business organization, goodwill and existing relationships with employees, customers, suppliers and Governmental Entities and any other Person having a material business relationship with it.  In addition, and without limiting the generality of the foregoing, except as set forth in the Company Disclosure Letter or otherwise contemplated or required by this Agreement, or as required by a Governmental Entity or by applicable Law, or as required in connection with any Proceedings, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall not do any of the following:

(i)          declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, except for (A) quarterly cash dividends payable by the Company in respect of shares of Company Common Stock on a schedule consistent with the Company’s past practices in an amount per share of Company Common Stock not in excess of (1) $0.385 for quarterly dividends declared before June 1, 2020 and (2) $0.41 for quarterly dividends declared on or after June 1, 2020, (B) dividend equivalents accrued or payable by the Company in respect of Company Restricted Stock in accordance with the applicable award agreements, and (C) a “stub period” dividend to holders of record of Company Common Stock as of immediately prior to the Effective Time equal to the product of (1) the number of days from the record date for payment of the last quarterly dividend paid by the Company prior to the Effective Time, multiplied by (2) a daily dividend rate determined by dividing the amount of the last quarterly dividend paid prior to the Effective Time by ninety-one (91);

(ii)          amend any of its Organizational Documents (except for immaterial or ministerial amendments or amendments required by changes in Law);

(iii)          split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

(iv)         repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any securities of the Company convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company, or any warrants, calls, options, “phantom” stock or units, stock appreciation rights, or other rights to acquire any such capital stock, securities, interests or rights, except for (A) the acquisition by the Company of shares of Company Common Stock in the open market to satisfy its obligations under all Company Benefit Plans and (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plan;

(v)          issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any Equity Securities or Company Voting Debt, in each case, except for the settlement of Company Restricted Stock, Company Performance Stock or Company Unpaid Performance Stock;

(vi)        (A) grant to any Company Personnel any increase in compensation or benefits (including paying to any Company Personnel any amount not due) except in the ordinary course of business and consistent with past practices, but in any event not exceeding increases with a value in the aggregate of 6.10% of the current cost of compensation and benefits provided to Company Personnel as of the date of this Agreement, (B) grant to any Company Personnel any increase in change-in-control, severance, retention or termination pay, or enter into or amend any change-in-control, severance, retention or termination agreement with any Company Personnel, (C) establish, adopt, enter into, amend in any material respect or terminate any Company Benefit Plan or Company Benefit Agreement (or any plan or agreement that would be a  Company Benefit Plan or Company Benefit Agreement if in existence on the date hereof), in each case, except in the ordinary course of business consistent with past practices or (D) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Company Benefit Plan or Company Benefit Agreement, except in the case of the foregoing clause (A) through (D) for actions required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement existing on the date hereof that has been made available to Parent, or as expressly required by the terms and conditions of this Agreement;

(vii)        make any material change in accounting methods, principles or practices, except to the extent as may have been required by a change in applicable Law or GAAP or by any Governmental Entity (including the SEC or the Public Company Accounting Oversight Board);

(viii)      make any acquisition or disposition, sale or transfer of an asset or business (including by merger, consolidation or acquisition of stock or any other equity interests or assets) except for (A) any acquisition or disposition for consideration that is individually not in excess of $25,000,000 and in the aggregate not in excess of $50,000,000 or (B) any disposition of obsolete or worn-out equipment in the ordinary course of business;

(ix)        incur any Indebtedness, except for (A) as reasonably necessary to finance any capital expenditures permitted under Section 5.01(a)(x), (B) Indebtedness in replacement of existing Indebtedness (provided that the aggregate commitments or principal amounts thereunder shall not be increased), (C) guarantees by the Company of existing Indebtedness, (D) guarantees and other credit support by the Company of obligations of the Trust in the ordinary course of business consistent with past practice, (E) borrowings under existing revolving credit facilities (or replacements thereof on comparable terms) in the ordinary course of business or (F) Indebtedness in amounts necessary to maintain the capital structure of the Company or the Trust, as authorized by the PUCT and the NMPRC, and to maintain the present capital structure of the Company consistent with past practice in all material respects;

(x)          make, or agree or commit to make, any capital expenditure, except (A) in accordance with the capital plan set forth in Section 5.01(a)(x) of the Company Disclosure Letter, plus a 10% variance for each principal category set forth in such capital plan, (B) with respect to any capital expenditure not addressed by the foregoing clause (A), not to exceed $30,000,000 in the aggregate in any twelve (12) month period, (C) capital expenditures related to operational emergencies subject to Section 5.01(b) or (D) as required by Law or a Governmental Entity; provided, that, in the case of clauses (C) and (D), the Company shall provide Parent with notice of such action taken as soon as reasonably practicable thereafter;

(xi)        enter into, modify or amend in any material respect, or terminate or waive any material right under, any Company Contract (except for (A) any modification, amendment, termination or waiver in the ordinary course of business or (B) a termination without material penalty or loss of material benefit to the Company);

(xii)        make or change any material Tax election, change any material method of Tax accounting, settle or compromise any material Tax liability, audit or other proceeding, compromise or surrender any refund, credit or other similar benefit, enter into any closing agreements relating to a material amount of Taxes, file or amend any material Tax Return, grant any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax (excluding extensions of time to file Tax Returns obtained in the ordinary course);

(xiii)        waive, release, assign, settle or compromise any material Claim against the Company, except to the extent permitted by Section 5.02 and except for waivers, releases, assignments, settlements or compromises that are limited solely to the payment of monetary damages and that, with respect to the payment of such monetary damages, the amount of monetary damages to be paid by the Company does not exceed (A) the amount with respect thereto reflected on the Company Financial Statements (including the notes thereto) or (B) $10,000,000, in the aggregate, in excess of the proceeds received or to be received from any insurance policies in connection with such payment;

(xiv)         terminate the employment of any employee at the level of Vice President or above, other than for cause;

(xv)          waive the restrictive covenant obligations of any employee of the Company;

(xvi)         enter into, materially amend, terminate or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable Law, or voluntarily recognize or certify any union, works council or other employee representative body as the bargaining representative of any employees of the Company;

(xvii)        effectuate a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act;

(xviii)       enter into a new line of business or cease operations of an existing line of business;

(xix)      adopt or recommend a plan or agreement of complete or partial liquidation or dissolution, restructuring or other reorganization;

(xx)          form or acquire any Subsidiary;

(xxi)        materially change any of its energy price risk management and marketing of energy parameters, limits and guidelines (the “Company Risk Management Guidelines”) or enter into any physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof or similar transactions other than as permitted by the Company Risk Management Guidelines;

(xxii)       materially change any of its IT Policies and Procedures except as required by applicable Law or in accordance with Good Utility Practice;

(xxiii)      fail to maintain, terminate or cancel any material insurance coverage maintained by the Company with respect to any material assets without using commercially reasonable efforts to replace such coverage with a comparable amount of insurance coverage to the extent available on commercially reasonable terms;

(xxiv)      except to the extent permitted by Section 5.02, initiate or pursue any Proceedings with or before any Governmental Entity;

(xxv)       except as necessary in the ordinary course of business consistent with past practice, grant or acquire, agree to grant to or acquire from any Person, or dispose of or permit to lapse any rights to any material Intellectual Property; or

(xxvi)       authorize or enter into any Contract to do any of the foregoing.

(b)          Emergencies.  Notwithstanding anything to the contrary herein, the Company may take reasonable actions in compliance with applicable Law and Good Utility Practice (i) with respect to any operational emergencies (including any restoration measures in response to any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster, severe weather-related event, circumstance or development, act of terrorism or sabotage), equipment failures, outages or an immediate and material threat to the health or safety of natural Persons; provided, that the Company shall provide Parent with notice of such action taken as soon as reasonably practicable thereafter.

(c)          No Control of the Company’s Business.  Parent acknowledges and agrees that (i) nothing contained herein is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its businesses and operations.

(d)          Notice of Changes.  Each of Parent and the Company shall promptly notify the other orally and in writing of any change or event of which it becomes aware that would reasonably be expected to prevent any of the conditions precedent described in Article VII from being satisfied.

SECTION 5.02          Proceedings.  Between the date of this Agreement and the Closing, the Company may (a) initiate new rate cases or any other proceeding, or continue to pursue regulatory and other proceedings, in each case as set forth in Section 5.02(a) of the Company Disclosure Letter, (b) enter into any settlement or stipulation in respect of any Proceeding set forth in Section 5.02(b) of the Company Disclosure Letter, (c) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), initiate new rate cases or any other proceeding that would reasonably be expected to affect the authorized capital structure or authorized return on equity of the Company or materially affect the return on equity of the Company in an adverse manner, with Governmental Entities, and (d) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), initiate any other proceeding with Governmental Entities in the ordinary course of business (the foregoing clauses (a), (c) and (d), collectively, the “Proceedings”); provided that the Company shall (A) keep Parent informed as promptly as reasonably practicable of any material communications or meetings with any Governmental Entity with respect to Proceedings and shall provide copies of any written communications or materials, (B) consult with Parent and give Parent a reasonable opportunity, within time constraints imposed in such Proceedings, to comment on material written communications or materials submitted to any Governmental Entity, in each case with respect to any Proceedings, which the Company shall consider in good faith and (C) at the request of Parent, provide Parent a reasonable opportunity to participate in any material meeting or communications related thereto.  Subject to applicable Law, Parent shall have the opportunity to review and comment on all economic aspects of any filings in connection with any Proceedings.  If a Proceeding is combined with any proceeding relating to obtaining any Required Approval, the provisions of Section 6.03 and Section 6.06 will apply with respect to such Proceeding.

SECTION 5.03          No Solicitation by the Company; Company Board Recommendation.

(a)          The Company shall not, and shall not authorize any of its Affiliates or any of its and their respective officers, directors, principals, partners, managers, members, attorneys, accountants, agents, employees, consultants, financial advisors or other authorized representatives (collectively, “Representatives”) to (i) directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal, in each case, except for this Agreement and the transactions contemplated hereby, or (ii) directly or indirectly participate in any discussions or negotiations with any Person (except between the Company’s Affiliates and its and their respective Representatives and Parent and Parent’s Affiliates and its and their respective Representatives with respect to the transactions contemplated by this Agreement) regarding, or furnish to any such Person, any nonpublic information with respect to, or cooperate in any way with any such Person with respect to, any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal.  The Company shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person (except between the Company’s Affiliates and its and their respective Representatives and Parent and Parent’s Affiliates and its and their respective Representatives with respect to the transactions contemplated by this Agreement) with respect to any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.  Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Shareholder Approval, in response to the receipt of a bona fide written Company Takeover Proposal made after the date of this Agreement that does not result from a breach (other than an immaterial breach) of this Section 5.03(a) and that the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) constitutes or could reasonably be expected to lead to a Superior Company Proposal, the Company and its Representatives may (1) furnish information with respect to the Company to the Person making such Company Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or concurrently with the provision of such information to such Person) pursuant to a customary confidentiality agreement that does not restrict the Company’s ability to comply with its obligations under this Section 5.03, and (2) participate in discussions regarding the terms of such Company Takeover Proposal, including terms of a Company Acquisition Agreement with respect thereto, and the negotiation of such terms with the Person making such Company Takeover Proposal (and such Person’s Representatives).  Without limiting the foregoing, it is agreed that any violation of this Section 5.03(a) by any Representative of the Company or any of its Affiliates, in each case, at the Company’s direction, shall constitute a breach of this Section 5.03(a) by the Company.  Notwithstanding anything to the contrary herein, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent (x) necessary to allow a confidential Company Takeover Proposal to be made to the Company or the Company Board so long as the Company Board promptly (and in any event, within twenty four (24) hours) notifies Parent thereof after granting any such waiver, amendment or release and (y) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to grant such waiver, amendment or release would reasonably likely be inconsistent with its fiduciary duties under applicable Law.

(b)          Except as set forth in Section 5.03(c) and Section 5.03(e), and except for the public disclosure of a Company Recommendation Change Notice, neither the Company Board nor any committee thereof shall (i) withdraw, change, qualify, withhold or modify in any manner adverse to Parent, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent, the Company Board Recommendation, (ii) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Company Takeover Proposal, (iii) fail to include in the Proxy Statement the Company Board Recommendation, (iv) fail to expressly reaffirm publicly the Company Board Recommendation following Parent’s written request to do so if a Company Takeover Proposal is publicly announced or disclosed (provided that Parent may only make such request twice with respect to any particular Company Takeover Proposal or any material publicly announced or disclosed amendment or modification thereto), on or prior to the earlier of the fifth (5th) Business Day after the delivery of such request by Parent and two (2) Business Days prior to the Company Shareholders Meeting (or any adjournment or postponement thereof) or (v) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (except for a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) (any action in the foregoing clauses (i)–(v) being referred to as a “Company Adverse Recommendation Change”).  Except as set forth in Section 5.03(c) and Section 5.03(e), neither the Company Board nor any committee thereof shall authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Company Takeover Proposal, or requiring, or that would reasonably be expected to cause, the Company to abandon or terminate this Agreement (a “Company Acquisition Agreement”).

(c)          Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Shareholder Approval, the Company Board may make a Company Adverse Recommendation Change if (i) a Company Intervening Event has occurred or (ii) the Company has received a Superior Company Proposal that does not result from a breach (other than an immaterial breach) of Section 5.03 and, in each case, if the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that the failure to effect a Company Adverse Recommendation Change as a result of the occurrence of such Company Intervening Event or in response to the receipt of such Superior Company Proposal, as the case may be, would reasonably likely be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that the Company Board may not make such Company Adverse Recommendation Change unless (1) the Company Board has provided prior written notice to Parent (a “Company Recommendation Change Notice”) that it is prepared to effect a Company Adverse Recommendation Change at least three (3) Business Days prior to taking such action, which notice shall specify the basis for such Company Adverse Recommendation Change and, in the case of a Superior Company Proposal, attaching the most current draft of any Company Acquisition Agreement with respect to such Superior Company Proposal or, if no draft exists, a summary of the material terms and conditions of such Superior Company Proposal (it being understood that such Company Recommendation Change Notice shall not in itself be deemed a Company Adverse Recommendation Change and that if there has been any subsequent material revision or amendment to the terms of a Superior Company Proposal, a new notice to which the provisions of clauses (2), (3) and (4) of this Section 5.03(c) shall apply mutatis mutandis except that, in the case of such a new notice, all references to three (3) Business Days in this Section 5.03(c) shall be deemed to be two (2) Business Days), (2) during the three (3) Business Day period after delivery of the Company Recommendation Change Notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement that Parent proposes to make as would permit the Company Board in the exercise of its fiduciary duties not to effect a Company Adverse Recommendation Change, and (3) at the end of such three (3) Business Day period and taking into account any changes to the terms of this Agreement committed to in writing by Parent, the Company Board determines in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) that the failure to make such a Company Adverse Recommendation Change would reasonably likely be inconsistent with its fiduciary duties under applicable Law, and that, in the case of a Company Adverse Recommendation Change with respect to a Company Takeover Proposal, such Company Takeover Proposal still constitutes a Superior Company Proposal.

(d)        The Company shall promptly (and in any event no later than twenty-four (24) hours after receipt) advise Parent orally and in writing of any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal and the identity of the Person making any such Company Takeover Proposal.  The Company shall keep Parent reasonably informed in all material respects on a reasonably current basis (and in any event no later than the later of (i) twenty-four (24) hours or (ii) 5:00 p.m. New York City time on the next Business Day) of the material terms and status (including any change to the terms thereof) of any Company Takeover Proposal.  Without limiting the foregoing, the Company shall notify Parent in writing promptly (and in any event within twenty-four (24) hours) after it determines to begin providing information or to engage in discussions or negotiations concerning a Company Takeover Proposal.

(e)       Nothing contained in this Section 5.03 shall prohibit the Company from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company if, in the good-faith judgment of the Company Board (after consultation with outside legal counsel) failure to so disclose would reasonably likely be inconsistent with its obligations under applicable Law.

(f)          For purposes of this Agreement:

(i)            “Company Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (A) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture or otherwise) of any business or assets of the Company representing 20% or more of the consolidated revenues, net income or assets of the Company, (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (D) transaction (including any tender offer or exchange offer) in which any Person (or the shareholders of any Person) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of capital stock of the Company or (E) any combination of the foregoing.

(ii)          “Superior Company Proposal” means a bona fide written Company Takeover Proposal (provided that for purposes of this definition, the applicable percentage in the definition of Company Takeover Proposal shall be “50.1%” rather than “20% or more”), which the Company Board determines in good faith, after consultation with outside legal counsel and a nationally recognized financial advisor, and taking into account the legal, financial, regulatory, timing and other aspects of such Company Takeover Proposal, the identity of the Person making the proposal and any financing required for such proposal, the ability of the Person making such proposal to obtain such required financing and the level of certainty with respect to such required financing, and such other factors that are deemed relevant by the Company Board, is more favorable to the holders of shares of Company Common Stock than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of this Agreement that are committed to in writing by Parent (including pursuant to Section 5.03(c)).

(iii)          “Company Intervening Event” means any material fact, circumstance, effect, change, event or development that (A) is unknown to and not reasonably foreseeable by the Company Board as of the date hereof (or if known, the magnitude or material consequences of which were not known to or understood or reasonably foreseeable by the Company Board as of the date of this Agreement), (B) becomes known to or understood by the Company Board prior to obtaining the Company Shareholder Approval, and (C) does not relate to a Company Takeover Proposal, but excluding (1) events or circumstances solely related to Parent or Merger Sub or any of their Affiliates or (2) any change in the trading price or trading volume of the Company’s securities on any national securities exchange or other trading market (provided that the exception in this clause (2) shall not prevent or otherwise affect the event or circumstance underlying such change from being taken into account).

SECTION 5.04          Financing.

(a)          Parent shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Affiliates to, consummate the Debt Financing on the terms and conditions thereof (as the same may be amended or otherwise modified in accordance with the terms of this Section 5.04 and including any “market flex” provisions thereof) on or prior to the Closing Date, including (i) (1) maintaining in effect the Debt Letters and complying with all of their respective obligations thereunder to the extent required as a condition to the Debt Financing and (2) negotiating, entering into and delivering definitive agreements with respect to the Debt Financing reflecting the terms contained in the Debt Letters (including any “market flex” provisions thereof) (or with other terms agreed by Parent and the Debt Financing Sources, subject to the restrictions on amendments and other modifications of the Debt Letters set forth below), so that such agreements are in effect no later than the Closing, and (ii) satisfying on a timely basis all the conditions to the Debt Financing and the definitive agreements related thereto that are applicable to Parent and its Affiliates that are within their control.

(b)          In the event that all conditions set forth in Sections 7.01 and 7.03 have been satisfied or waived or, upon funding shall be satisfied or waived, Parent and its Affiliates shall use their reasonable best efforts to cause the Debt Financing Sources to fund the Debt Financing in accordance with its terms on the Closing Date, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby.  Parent shall not, and shall use its reasonable best efforts to cause its Affiliates not to, take or refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Debt Letters or in any definitive agreement related to the Debt Financing.  Parent shall not, and shall use its reasonable best efforts to cause its Affiliates not to, object to the utilization of any “market flex” provisions by any Debt Financing Source.

(c)          Upon request by the Company from time to time, Parent shall keep the Company reasonably informed on a current and timely basis of the status of Parent’s efforts to obtain the Debt Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to status, proposed closing date and material terms of the definitive documentation related to the Debt Financing, providing copies of substantially final drafts of the credit agreement and other primary definitive documents and giving the Company prompt notice if Parent receives written notice of any material breach or default (or alleged or purported material breach or default) by any party to the Debt Letters of which Parent has become aware or any termination or repudiation (or alleged or purported termination or repudiation) of the Debt Letters.

(d)          Parent may amend, modify, terminate, assign, replace or agree to any waiver under the Debt Letters (including to add lenders, arrangers, agents, bookrunners, managers and other financing sources) without the prior written approval of the Company; provided that Parent shall not, without Company’s prior written consent, permit any such amendment, modification, assignment, termination, replacement or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Letters which would (1) reduce the aggregate amount of the Debt Financing such that the aggregate funds that would be available to Parent on the Closing Date, together with the Contribution (as defined in the Equity Commitment Agreement) under the Equity Commitment Agreement by the Sponsor, would not be sufficient to pay the Merger Consideration or (2) impose new or additional conditions to the Debt Financing or otherwise expand, amend, modify or waive any provision of the Debt Letters in a manner that in any such case would reasonably be expected to (A) materially delay or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date, (B) adversely impact the ability of Parent to enforce its rights against the Debt Financing Sources or any other parties to the Debt Letters or the definitive agreements with respect thereto or (C) adversely affect in any material respect the ability of Parent to timely consummate the Merger and the other transactions contemplated hereby.  For purposes hereof, (1) the term “Debt Financing” shall be deemed to include the financing contemplated by the Debt Letters, as amended, replaced, supplemented, modified or waived in accordance with this Section 5.04(d) or Section 5.04(e), and (2) the term “Debt Letters” shall be deemed to include the Debt Letters as may be amended, replaced, supplemented, modified or waived in accordance with this Section 5.04(d) or Section 5.04(e) and any commitment letters and/or fees letters related to any Substitute Financing.  Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters (provided that any fee letter may be redacted to remove only the fee amounts, pricing caps, the rates and amounts included in the “market flex” and other economic provisions (none of which could affect the conditionality, principal amount or availability of the Debt Financing)).

(e)          If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable except as a result of a reduction in commitments under the Debt Letters are permitted under Section 5.04(d), Parent shall, and shall cause its Affiliates, as promptly as practicable following the occurrence of such event to (i) notify the Company in writing thereof, (ii) use its reasonable best efforts to obtain substitute financing sufficient to enable Parent to consummate the Merger and the other transactions contemplated hereby in accordance with its terms and otherwise on conditions no less favorable in the aggregate to Parent than as set forth in the Debt Commitment Letter as of the date hereof (the “Substitute Financing”) and (iii) use its reasonable best efforts to obtain a new financing commitment letter that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form reasonably satisfactory to the Persons providing such Substitute Financing removing only the fee amounts, pricing caps, the rates and amounts included in the “market flex” and other economic provisions (none of which could affect the conditionality, principal amount or availability of the Debt Financing)) and related definitive financing documents with respect to such Substitute Financing; provided, however, that Parent shall not be required to obtain financing that includes terms and conditions materially less favorable (taking into account any “market flex” provision) to Parent (as determined in the reasonable judgment of Parent) relative to those in the Debt Financing being replaced.

(f)          Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub expressly acknowledge and agree that neither Parent’s nor Merger Sub’s obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining the Debt Financing, any Substitute Financing or any other financing.

(g)          To the extent necessary for Parent to fulfill its obligations under this Agreement, Parent shall promptly take all actions to cause the funding of the Contribution (as defined in the Equity Commitment Agreement) under the Equity Commitment Agreement by the Sponsor, including the commencement of litigation against the Sponsor, solely to the extent the conditions to the funding of the Contribution by the Sponsor pursuant to the Equity Commitment Agreement have been satisfied in accordance with the terms thereof.  Notwithstanding anything in this Agreement to the contrary, Parent shall not amend, modify or supplement any of the terms or conditions of (or otherwise waive any rights under) the Equity Commitment Agreement or otherwise terminate the same without the prior written consent of the Company.

SECTION 5.05          Financing Cooperation.

(a)        From the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Section 8.01), subject to the limitations set forth in this Section 5.05, and unless otherwise agreed by Parent, the Company will, and will use its reasonable best efforts to cause its Representatives and the Trustee to, use its or their reasonable best efforts to cooperate with Parent in a timely manner as reasonably requested by Parent in connection with Parent’s arrangement of the Debt Financing (which, solely for purposes of this Section 5.05 and the use of the term Debt Financing Source in this Section 5.05, shall include any alternative equity or debt financings, all or a portion of which will be used to fund the Merger Consideration).  Such cooperation will include:

(i)           using reasonable best efforts to cooperate with the marketing efforts of Parent for all or any part of the Debt Financing, including making appropriate officers reasonably available, with appropriate advance notice, for participation in lender or investor meetings, due diligence sessions, meetings with ratings agencies and road shows, and reasonable assistance in the preparation of confidential information memoranda, private placement memoranda, prospectuses, lender and investor presentations, and similar documents as may be reasonably requested by Parent or any Debt Financing Source, in each case, with respect to information relating to the Company in connection with such marketing efforts;

(ii)          furnishing Parent and the Debt Financing Sources with the Required Financial Information and any other information with respect to the Company as is reasonably requested by Parent or any Debt Financing Source and is customarily (A) required for the marketing, arrangement and syndication of financings similar to the Debt Financing or (B) used in the preparation of customary offering or information documents or rating agency, lender presentations or road shows relating to the Debt Financing; provided, that, the Company will use its reasonable best efforts to update such Required Financial Information provided to Parent pursuant to Section 5.05 as may be necessary so that such Required Financial Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading;

(iii)          requesting that the Company’s independent accountants participate in drafting sessions and accounting due diligence sessions and cooperate with the Debt Financing (including as set forth in the Debt Letters as in effect on the date of this Agreement) or in connection with a customary offering of securities, including the type described in the Debt Commitment Letter, consistent with their customary practice, including requesting that they provide customary consents and comfort letters (including “negative assurance” comfort) to the extent required in connection with the marketing and syndication of the Debt Financing (including as set forth in the Debt Letters as in effect on the date of this Agreement) or as are customarily required in an offering of securities of the type contemplated by the Debt Financing;

(iv)          providing customary authorization and representation letters related to the Debt Financing and obtaining or providing certificates as are customary in financings of such type and other customary documents (other than legal opinions) relating to the Debt Financing as reasonably requested by Parent;

(v)          furnishing all documentation and other information required by a Governmental Entity or any Debt Financing Source under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), and/or the requirements of 31 C.F.R. § 1010.230 at least five (5) Business Days prior to the anticipated Closing Date to the extent reasonably requested by Parent at least ten (10) Business Days prior to the anticipated Closing Date;

(vi)          using reasonable best efforts to assist Parent in obtaining any credit ratings from rating agencies contemplated by the Debt Letters;

(vii)        using reasonable best efforts to obtain such consents, waivers, estoppels, approvals, authorizations and instruments which may be requested by Parent in connection with the Debt Financing;

(viii)       taking all reasonable and customary organizational action, subject to the occurrence of the Closing, reasonably requested by Parent and necessary to permit and/or authorize the consummation of the Debt Financing; and

(ix)          to the extent reasonably requested by Parent, making available appropriate members of senior management of the Company to assist in the negotiation of financing agreements and other documents and instruments;

provided, further, that nothing in this Agreement shall require the Company to cause the delivery of (1) legal opinions or reliance letters or any certificate as to solvency or any other certificate necessary for the Debt Financing, other than as contemplated by Section 5.05(a)(iv) or (2) any financial information in a form not customarily prepared by the Company with respect to such period.

(b)          Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.05): (i) nothing in this Agreement (including this Section 5.05) shall require any such cooperation to the extent that it would (1) require the Company to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing, (2) unreasonably interfere with the ongoing business or operations of the Company, (3) require the Company to enter into or approve any agreement or other documentation effective prior to the Closing, (4) result in any conflict with the Company Articles, the Company Bylaws or the Organizational Documents of the Trust, (5) reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time or both) under, any Contract to which the Company or the Trust is a party, including this Agreement, (6) reasonably be expected to result in a violation of applicable Law (including with respect to privacy of employees) or (7) reasonably be expected to threaten the loss of any attorney-client privilege or other applicable legal privilege; and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company or any of its Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than customary authorization and representation letters) shall be effective until the Closing.  The Company hereby consents to the use of its logos in connection with the Debt Financing in a form and manner mutually agreed with the Company; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or the reputation or goodwill of any of the foregoing.

(c)          The Company shall, and shall use its commercially reasonable efforts to cause its Representatives to, reasonably cooperate with Parent with respect to the arrangement of an amendment or waiver to the Company’s Third Amended and Restated Credit Agreement, dated as of September 13, 2018, among the Company, The Bank of New York Mellon Trust Company, N.A., as trustee of the Trust (the “Trustee”), MUFG Union Bank, N.A., as administrative agent and as syndication agent, various issuing banks party thereto and various lending banks party thereto (the “Company Credit Agreement”), to waive the “Change in Control” (as defined in the Company Credit Agreement) that will occur upon the consummation of the Merger in order to permit the consummation of the Merger (the “Required Amendment”); provided that Parent shall be responsible for all fees and other liabilities incurred by the Company in connection with the Required Amendment. Subject to the agreement and execution of the Required Amendment by the counterparties thereto, the Company shall execute and deliver to Parent as promptly as practicable after the date hereof the Required Amendment in a form as reasonably requested by Parent subject to the receipt of the requisite consents in connection with the Required Amendment. At the Parent’s expense, the Company shall, and shall use commercially reasonable efforts to cause its Representatives to, on a timely basis, upon the reasonable request of Parent, provide all reasonable assistance and cooperation in connection with the Required Amendment (including but not limited to requesting, and using commercially reasonable efforts to cause, the Company’s Representatives to furnish any customary certificates or legal opinions in connection with the Required Amendment). Notwithstanding anything to the contrary in this Agreement, for the avoidance of doubt, the execution of the Required Amendment by the parties thereto shall not be a condition to Closing.

(d)          PARENT SHALL (I) PROMPTLY UPON REQUEST BY THE COMPANY, REIMBURSE THE COMPANY FOR ALL OF ITS REASONABLE AND DOCUMENTED OUT-OF-POCKET FEES AND EXPENSES (INCLUDING REASONABLE AND DOCUMENTED FEES AND EXPENSES OF COUNSEL AND ACCOUNTANTS) INCURRED BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN CONNECTION WITH ANY COOPERATION CONTEMPLATED BY THIS SECTION 5.05 AND (II) INDEMNIFY AND HOLD HARMLESS THE COMPANY AND ITS REPRESENTATIVES AGAINST ANY CLAIM, LOSS, DAMAGE, INJURY, LIABILITY, JUDGMENT, AWARD, PENALTY, FINE, COST (INCLUDING COST OF INVESTIGATION), EXPENSE (INCLUDING REASONABLE AND DOCUMENTED FEES AND EXPENSES OF COUNSEL AND ACCOUNTANTS) OR SETTLEMENT PAYMENT INCURRED AS A RESULT OF, OR IN CONNECTION WITH, SUCH COOPERATION OR THE DEBT FINANCING AND ANY INFORMATION USED IN CONNECTION THEREWITH OTHER THAN THOSE CLAIMS, LOSSES, DAMAGES, INJURIES, LIABILITIES, JUDGMENTS, AWARDS, PENALTIES, FINES, COSTS, EXPENSES AND SETTLEMENT PAYMENT ARISING OUT OF OR RESULTING FROM THE GROSS NEGLIGENCE, FRAUD, BAD FAITH OR WILLFUL MISCONDUCT OF THE COMPANY OR ANY OF ITS REPRESENTATIVES AS FINALLY DETERMINED BY A COURT OF COMPETENT JURISDICTION.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01          Preparation of the Proxy Statement; Company Shareholders Meeting.

(a)          Unless the Company Board has made a Company Adverse Recommendation Change, the Company shall prepare and cause to be filed with the SEC as promptly as reasonably practicable following the date of this Agreement (but no later than forty-five (45) days following the date of this Agreement), a proxy statement to be mailed to the shareholders of the Company relating to the Company Shareholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) in preliminary form.  Parent shall furnish all information concerning itself and Merger Sub to the Company, and provide such other assistance, as may be reasonably requested by the Company or its outside legal counsel in connection with the preparation, filing and distribution of the Proxy Statement.

(b)         The Company agrees that (i) assuming the truth, accuracy and completeness of the information supplied to the Company by Parent for inclusion or incorporation by reference in the Proxy Statement (subject to any necessary amendment or supplement pursuant to Section 6.01(d)), the Proxy Statement will not, at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting (subject to any necessary amendment or supplement pursuant to Section 6.01(e)), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) assuming the truth, accuracy and completeness of the information supplied to the Company by Parent for inclusion or incorporation by reference in the Proxy Statement (subject to any necessary amendment or supplement pursuant to Section 6.01(d)), the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.  Parent and Merger Sub agree that none of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting (subject to any necessary amendment or supplement pursuant to Section 6.01(d)), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)          The Company shall promptly notify Parent after the receipt of any comments from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Affiliates and Representatives, on the one hand, and the SEC, on the other hand.  Unless, the Company Board has made a Company Adverse Recommendation Change, the Company shall:

(i)          use its reasonable best efforts (1) to respond as promptly as reasonably practicable to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement and (2) to have the SEC advise the Company as promptly as reasonably practicable that the SEC has no further comments on the Proxy Statement;

(ii)          file the Proxy Statement in definitive form with the SEC and cause such definitive Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after the SEC advises the Company that the SEC has no further comments on the Proxy Statement; and

(iii)          include the Company Board Recommendation in the preliminary and definitive Proxy Statement.

Notwithstanding anything to the contrary herein, unless the Company Board has made a Company Adverse Recommendation Change, prior to filing the Proxy Statement in preliminary form with the SEC, responding to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement or mailing the Proxy Statement in definitive form to the shareholders of the Company, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and consider in good faith any of Parent’s comments thereon.

(d)          If, prior to the Company Shareholder Meeting, any event occurs with respect to Parent, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders.  Nothing in this Section 6.01(d) shall limit the obligations of any Party under Section 6.01(a).

(e)          If prior to the Company Shareholder Meeting, any event occurs with respect to the Company, or any change occurs with respect to other information in the Proxy Statement (other than information provided by Parent regarding Parent or Merger Sub for inclusion in the Proxy Statement), that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders.  Nothing in this Section 6.01(e) shall limit the obligations of any Party under Section 6.01(a).

(f)          Unless the Company Board has made a Company Adverse Recommendation Change, the Company shall, as soon as practicable after mailing of the definitive Proxy Statement to the shareholders of the Company, duly convene and hold the Company Shareholders Meeting and, subject to Section 5.03(c), solicit the Company Shareholder Approval.

SECTION 6.02          Access to Information; Confidentiality.

(a)         Subject to applicable Law and the Confidentiality Agreement, the Company shall afford to Parent and its Representatives reasonable access (at Parent’s sole cost and expense), during normal business hours of the Company and upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to Section 8.01, to the Company’s material properties, books, contracts, commitments, personnel and records, and during such period, the Company shall make available promptly to Parent (i) to the extent not publicly available, a copy of each material Filing made by it during such period pursuant to the requirements of securities Laws or filed with or sent to the SEC, the PUCT, the NMPRC or any other Governmental Entity and (ii) all other material information concerning the Company’s business, properties and personnel as Parent may reasonably request; provided, however, that the Company may withhold from Parent or its Representatives any document or information that the Company reasonably believes is subject to the terms of a confidentiality agreement with a third party (provided that the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to disclose such document or information) or subject to any attorney-client privilege (provided that the Company shall use its commercially reasonable efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege) or is commercially sensitive (as determined in the Company’s reasonable discretion); provided, further, that Parent and its Representatives shall not have the right to collect any air, soil, surface water or ground water samples or perform any invasive or destructive air sampling on, under, at or from any of the properties owned, leased or operated by the Company.  EXCEPT FOR INCIDENTS CAUSED BY THE COMPANY’S OR ITS AFFILIATE’S WILLFUL MISCONDUCT, PARENT SHALL INDEMNIFY THE COMPANY AND ITS AFFILIATES AND REPRESENTATIVES FROM, AND HOLD THE COMPANY AND ITS AFFILIATES AND REPRESENTATIVES HARMLESS AGAINST, ANY AND ALL CLAIMS, LOSSES, LIABILITIES, DAMAGES, JUDGMENTS, INQUIRIES, FINES AND REASONABLE FEES, COSTS, EXPENSES, INCLUDING ATTORNEYS’ FEES AND DISBURSEMENTS, AND THE COST OF ENFORCING THIS INDEMNITY ARISING OUT OF OR RESULTING FROM ANY ACCESS PROVIDED PURSUANT TO THIS SECTION 6.02(a).

(b)         All documents and information exchanged pursuant to this Section 6.02 shall be subject to the letter agreement, dated as of December 18, 2018, between the Company and Parent (the “Confidentiality Agreement”).  If this Agreement is terminated pursuant to Section 8.01, the Confidentiality Agreement shall remain in effect in accordance with its terms.

(c)         Notwithstanding the foregoing, nothing in this Section 6.02 shall limit any customary disclosures made by Parent and its Affiliates to the Debt Financing Sources, rating agencies, prospective Debt Financing Sources, underwriters, initial purchasers, solicitation agents, existing lenders (and related agents) or otherwise in connection with efforts or activities by Parent or the Debt Financing Sources to obtain the Debt Financing; provided, further, that the recipients of such information and any other information contemplated to be provided by the Company pursuant to Section 5.05, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda.

SECTION 6.03          Further Actions; Regulatory Approvals; Required Actions.

(a)          Subject to the terms and conditions of this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary to cause the conditions to the Closing set forth in Article VII to be satisfied as promptly as reasonably practicable and to effect the Closing as promptly as reasonably practicable thereafter, including (i) making all necessary Filings with Governmental Entities or third parties, (ii) obtaining the Required Consents and all other third-party Consents that are necessary, proper or advisable to consummate the Merger, provided, however, that Parent shall not be required to, and the Company shall not without Parent’s prior written consent, make, or commit or agree to make, any concession or payment to, or incur any obligation to, any Person to obtain any such Required Consent or other Consent or make, or commit or agree to make, any such concession or payment to, or incur any such obligation that is not conditioned on the consummation of the Merger, (iii) obtaining the Required Approvals and all other Consents of Governmental Entities that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated hereby and (iv) executing and delivering any additional instruments that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated hereby.

(b)          In connection with and without limiting the generality of Section 6.03(a), and subject to the obligations of Section 6.06, each of Parent and the Company shall:

(i)          make or cause to be made, in consultation and cooperation with the other, at a mutually agreeable time after the date of this Agreement, (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Merger, and (B) all other necessary Filings relating to the Merger with other Governmental Entities under any other Antitrust Law;

(ii)         other than those filings referenced in Section 6.03(b)(i), make or cause to be made, as promptly as reasonably practicable after the date of this Agreement and in any event within sixty (60) days after the date of this Agreement, which may be extended by mutual agreement of the Parties, all necessary Filings with other Governmental Entities relating to the Merger, including any such Filings necessary to obtain any Required Approval;

(iii)        furnish to the other all assistance, cooperation and information reasonably required for any such Filing and in order to achieve the effects set forth in this Section 6.03;

(iv)         unless prohibited by applicable Law or by a Governmental Entity, give the other Party reasonable prior notice of any such Filing and, to the extent reasonably practicable, of any communication with any Governmental Entity relating to the Merger (including with respect to any of the actions referred to in this Section 6.03(b)) and, to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such Filing or communication;

(v)          respond as promptly as reasonably practicable under the circumstances to any inquiries received from any Governmental Entity or any other authority enforcing applicable Antitrust Laws for additional information or documentation in connection with antitrust, competition or similar matters (including a “second request” under the HSR Act) and not extend any waiting period under the HSR Act or enter into any agreement with any such Governmental Entity or other authorities not to consummate the Merger, except with the prior written consent of the other Party;

(vi)       provide any information reasonably requested by any Governmental Entity in connection with any review or investigation of the transactions contemplated by this Agreement; provided, however that with respect to the Required Approval, neither Party shall be prevented from filing reasonable objections to discovery requests in any contested proceeding relating to obtaining such Required Approval; and

(vii)        unless prohibited by applicable Law or a Governmental Entity, to the extent reasonably practicable, (A) not participate in or attend any meeting or engage in any substantive conversation with any Governmental Entity in respect of the Merger without the other Party, (B) to the extent reasonably practicable, give the other reasonable prior notice of, and summaries after (if applicable), any such meeting or conversation and, in the event one Party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such Party apprised with respect thereto, (C) cooperate in the filing of any substantive memoranda, white papers, filings, pleadings, correspondence or other written communications explaining or defending this Agreement or the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity or any intervenor in any proceeding relating to a Required Approval and (D) furnish the other Party with copies of all substantive correspondence, Filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement or the Merger; provided that the Parties shall be permitted, to the extent permitted by applicable Law or a Governmental Entity, to designate any correspondence, Filing or communication as “outside counsel only” to the extent such correspondence, Filing or communication contains commercially sensitive information and the receiving outside counsel shall not provide these materials to the Party it represents.

(c)          Parent shall not, and shall cause its Affiliates not to, enter into any new commercial activities or businesses unrelated to the transactions contemplated by this Agreement or enter into any transaction to acquire any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), that would reasonably be expected to materially increase the risk of not obtaining or making any Consent or Filing contemplated by this Section 6.03 or the timely receipt thereof.  In furtherance of and without limiting any of Parent’s covenants and agreements under this Section 6.03 and Section 6.06, Parent shall use its reasonable best efforts to avoid or eliminate each and every impediment that may be asserted by a Governmental Entity so as to enable the Closing to occur as soon as reasonably possible, which such reasonable best efforts shall include the following:

(i)          defending through litigation on the merits, including appeals, any Claim asserted in any court or other proceeding by any Person, including any Governmental Entity, that seeks to or could prevent or prohibit or impede, interfere with or delay the consummation of the Closing;

(ii)       proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of Parent or its Affiliates or the Company, including entering into customary ancillary agreements on commercially reasonable terms relating to any such sale, divestiture, licensing or disposition;

(iii)       agreeing to any limitation on the conduct of Parent or its Affiliates (including, after the Closing, the Surviving Corporation); and

(iv)          agreeing to take any other action as may be required by a Governmental Entity in order to effect each of the following: (A) obtaining all Required Approvals before the End Date, (B) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any Judgment, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing and (C) effecting the expiration or termination of any waiting period, which would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing.

provided that, the provisions of this Section 6.03 or any other provision on this Agreement shall not be construed to (i) require Parent, Merger Sub or any Subsidiary of Parent or (ii) permit the Company without the prior written consent of Parent, to undertake any efforts or take any action, including proposing, negotiating, committing to, effecting, or accepting any undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures or provisions (including the sale, divestiture, licensing or disposition of assets or businesses of Parent or its Subsidiaries or the Company, by consent decree, hold separate order or otherwise), if the taking of such efforts or action, individually or in the aggregate, has resulted or would reasonably be expected to result in a Burdensome Condition.

(d)          Notwithstanding anything in this Section 6.03 or any other provision of this Agreement to the contrary, subject to applicable Law, Parent shall have primary responsibility for, and shall take the lead in, scheduling and conducting any meeting with any Governmental Entity or any intervenor in any proceeding relating to a Required Approval, coordinating and making any applications and filings with, and communicating with and resolving any investigation or other inquiry of, any agency or other Governmental Entity, and determining the strategy and timing for, and making all material decisions relating to, obtaining the Required Approvals, Required Consents, Consents, Permits and other approvals and confirmations from any Governmental Entity or other Person necessary, proper or advisable to consummate the Merger; provided, that, Parent agrees to consult with the Company reasonably in advance of taking any such action and consider in good faith the Company’s views and recommendations with respect thereto.  Parent shall promptly notify the Company and the Company shall notify Parent of any notice or other communication from any Person alleging that such Person’s Consent is or may be required in connection with the Merger.

SECTION 6.04          Transaction Litigation.  The Company shall promptly notify Parent of any shareholder litigation arising from this Agreement or the Merger that is brought against the Company or members of the Company Board (“Transaction Litigation”).  The Company shall reasonably consult with Parent with respect to the defense or settlement of any Transaction Litigation and shall not settle any Transaction Litigation without Parent’s consent (not to be unreasonably withheld, conditioned or delayed).

SECTION 6.05        Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) directly resulting from the Merger by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.06         Governance Matters. The Company, Parent and Merger Sub agree (i) that the applications submitted to the PUCT and NMPRC with respect to the Merger, and any agreement with the City of El Paso with respect to the Merger, shall include the information concerning the Merger, the Company, Parent and Merger Sub required by the laws of the State of Texas and the State of New Mexico, as applicable, (ii) to include specific commitments and agreements (A) in the applications submitted to the PUCT and NMPRC with respect to the Merger, and (B) in any agreement with the City of El Paso with respect to the Merger, in each case that implement the principles set forth in Exhibit B hereto, and (iii) that the initial applications submitted to the PUCT and NMPRC with respect to the Merger, and any agreement with the City of El Paso with respect to the Merger, and any amendment thereto shall only include such other agreements or commitments as agreed to by the Company, Parent and Merger Sub, in each case, whose consent to any such agreements or commitments shall not be unreasonably withheld, conditioned or delayed; provided in no event shall Parent or Merger Sub be required to consent to any such agreements or commitments that, individually or in the aggregate, would result in a Burdensome Condition.  The Company agrees that it will not agree to, or accept, any additional or different agreements, commitments or conditions in connection with the Merger pursuant to any settlement or otherwise with the staff of the PUCT or NMPRC, or the City of El Paso or any other Person without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed; provided in no event shall Parent be required to consent to any such agreements, commitments or conditions that, individually or in the aggregate, would result in a Burdensome Condition.

SECTION 6.07      Public Announcements.  Except with respect to (a) a Company Adverse Recommendation Change, a Company Recommendation Change Notice, a Company Takeover Proposal, a Superior Company Proposal or any matter related to any of the foregoing, (b) any dispute between or among the Parties regarding this Agreement or the transactions contemplated hereby, and (c) a press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, SEC Filings, Q&As or other publicly disclosed documents, in each case under this clause (c), to the extent such disclosure is still accurate, Parent and the Company shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other written public statement with respect to this Agreement or the transactions contemplated hereby, including the Merger, and shall not issue any such press release or make any such written public statement prior to such consultation, except as such Party reasonably concludes (based upon advice of its outside legal counsel) may be required by applicable Law, court process or by obligations pursuant to the rules of any national securities exchange or national securities quotation system.  The Company and Parent agree that the initial press release to be issued with respect to this Agreement or the Merger shall be in a form agreed to by the Parties.  Nothing in this Section 6.07 shall limit the ability of any Party to make internal announcements to its respective employees that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

SECTION 6.08          Fees, Costs and Expenses.  Except as provided otherwise in this Agreement, including Section 8.02(b), all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees, costs or expenses, whether or not the Closing occurs.

SECTION 6.09           Indemnification, Exculpation and Insurance.

(a)          Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company as provided in its Organizational Documents and any indemnification or other similar Contracts of the Company, in each case, as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable), and Parent shall cause the Surviving Corporation to perform their respective obligations thereunder.  WITHOUT LIMITING THE FOREGOING, FROM AND AFTER THE EFFECTIVE TIME, THE SURVIVING CORPORATION AGREES THAT IT WILL INDEMNIFY AND HOLD HARMLESS EACH INDIVIDUAL WHO IS AS OF THE DATE OF THIS AGREEMENT, OR WHO BECOMES PRIOR TO THE EFFECTIVE TIME, A DIRECTOR, OFFICER OR EMPLOYEE OF THE COMPANY OR WHO IS AS OF THE DATE OF THIS AGREEMENT, OR WHO THEREAFTER COMMENCES PRIOR TO THE EFFECTIVE TIME, SERVING AT THE REQUEST OF THE COMPANY AS A DIRECTOR, OFFICER OR EMPLOYEE OF ANOTHER PERSON (THE “COMPANY INDEMNIFIED PARTIES”), AGAINST ALL CLAIMS, LOSSES, LIABILITIES, DAMAGES, JUDGMENTS, INQUIRIES, FINES AND REASONABLE FEES, COSTS AND EXPENSES, INCLUDING ATTORNEYS’ FEES AND DISBURSEMENTS, INCURRED IN CONNECTION WITH ANY CLAIM, WHETHER CIVIL, CRIMINAL, ADMINISTRATIVE OR INVESTIGATIVE (INCLUDING WITH RESPECT TO MATTERS EXISTING OR OCCURRING AT OR PRIOR TO THE EFFECTIVE TIME (INCLUDING THIS AGREEMENT AND THE TRANSACTIONS AND ACTIONS CONTEMPLATED HEREBY)), ARISING OUT OF OR PERTAINING TO THE FACT THAT THE COMPANY INDEMNIFIED PARTY IS OR WAS A DIRECTOR, OFFICER OR EMPLOYEE OF THE COMPANY OR IS OR WAS SERVING AT THE REQUEST OF THE COMPANY AS A DIRECTOR, OFFICER OR EMPLOYEE OF ANOTHER PERSON, WHETHER ASSERTED OR CLAIMED PRIOR TO, AT OR AFTER THE EFFECTIVE TIME, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW.  In the event of any Claim covered under this Section 6.09, (i) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Claim from Parent; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law or the Surviving Corporation’s Organizational Documents, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification and (ii) the Surviving Corporation shall cooperate in good faith in the defense of any such matter.

(b)          In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Corporation, as the case may be, shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the covenants and agreements set forth in this Section 6.09.

(c)          For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Corporation be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.09(c) it shall obtain as much comparable insurance as possible for the years within such six (6) year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period.  In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time for a period of not less than six (6) years; provided that in no event shall the cost of any such tail policy in respect of any one policy year exceed the Maximum Amount.  The Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)          The provisions of this Section 6.09 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

SECTION 6.10          Employee Matters.

(a)          During the period commencing at the Effective Time and ending on the two (2) year anniversary of the Effective Time (the “Continuation Period”), Parent shall, and shall cause the Surviving Corporation to, provide each individual who is employed by the Company immediately prior to the Effective Time and who the Surviving Corporation, Parent or any of their Subsidiaries employ automatically by operation of law immediately following the Effective Time (each, a “Company Employee”) who is not a Represented Employee (as defined in Section 6.10(c)) with (i) the same or better employment position in the same location as held by the Company Employee immediately prior to the Effective Time, unless such Company Employee consents to such position or location change; (ii) a base salary or wage rate that is no less favorable than that provided to the Company Employee immediately prior to the Effective Time, (iii) aggregate incentive compensation opportunities that are substantially comparable, in the aggregate, to those provided to the Company Employee immediately prior to the Effective Time and (iv) employee benefits that are substantially comparable, in the aggregate, to those provided to the Company Employee immediately prior to the Effective Time.  During the Continuation Period, Parent shall, and shall cause the Surviving Corporation to, (i) maintain post-retirement welfare arrangements that are no less favorable than those post-retirement welfare arrangements in place for the Company’s current or former employees as of the Effective Time and (ii) provide each Company Employee who experiences a termination of employment with the Surviving Corporation severance benefits that are no less favorable than those provided pursuant to the severance guidelines set forth in Section 6.10(a) of the Company Disclosure Letter.

(b)          With respect to annual cash bonuses for the fiscal year in which the Effective Time occurs (the “Closing Year”), (x) as soon as practicable following the end of the Closing Year, but in no event later than the March 15th following the Closing Year, Parent shall, or shall cause the Surviving Corporation to, pay each Company Employee who remains employed at the time of payment an annual cash bonus for the Closing Year in an amount determined based on the greater of (A) the level of attainment of the applicable performance criteria under the bonus plan in which such Company Employee participated as of immediately prior to the Effective Time and (B) the level of payout associated with target performance for the Closing Year; provided that in the event the employment of any Company Employee is terminated following the Effective Time and prior to the payment of the annual bonus for the Closing Year by the Company Employee for Good Reason (as defined below) or by Parent or a Subsidiary for reasons other than Cause (as defined below), such Company Employee will be entitled to an annual bonus for the Closing Year payable in the same manner and at the same time as other bonuses for the Closing Year are payable as described above, but pro-rated for the period during the performance year that the Company Employee was employed. For this purpose, “Cause” shall have the meaning set forth in the applicable Company Employee’s change-in-control agreement or, if there is no such agreement, shall mean (i) the Company Employee’s indictment for or conviction, plea of “guilty” or plea of “no contest” to any crime constituting a felony in the jurisdiction in which it is committed or to any crime involving dishonesty, (ii) the willful and continued failure by the Company Employee to perform the material duties of his or her position (other than by reason of disability), (iii) the engaging by the Company Employee in misconduct in connection with Company Employee’s employment that is materially injurious to the Parent and its Subsidiaries or (iv) material breach of the policies or procedures of Parent or its Subsidiaries (including the Company), in each case following written notice and, in the cases of clauses (ii), (iii) and (iv), a reasonable opportunity (which shall be no less than 10 days) to cure the failure or cease any non-criminal misconduct to the extent such failure or misconduct is capable of cure without material harm to Parent and its Subsidiaries. For this purpose, “Good Reason” will have the meaning set forth in the applicable Company Employee’s change in control agreement or, if there is no such agreement, shall mean (A) requiring the Company Employee to be based at an office or location more than 50 miles from the office or location at which the Company Employee was stationed immediately prior to the Effective Time or (B) a material reduction in the Company Employee’s base compensation. In the event the Effective Time occurs before annual cash bonuses have been paid in respect of the most recently completed fiscal year, the Company Board shall determine the level of performance achieved for purposes of the payout of such bonuses and Parent shall cause the bonuses determined by the Company Board to be paid at the Closing. In the event the Effective Time occurs before annual cash bonuses have been paid in respect of the most recently completed fiscal year, the Company Board shall determine the level of performance achieved for purposes of the payout of such bonuses and Parent shall cause bonuses determined by the Company Board to be paid at the Closing.

(c)         With respect to each Company Employee who is covered by a Company Union Contract (each, a “Represented Employee”), Parent shall, or shall cause the Surviving Corporation to, continue to honor the Company Union Contracts, in each case as in effect at the Effective Time, in accordance with their terms (it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Corporation to amend or terminate any such Company Union Contract, to the extent permitted by the terms of the applicable Company Union Contract and applicable Law).  The provisions of this Section 6.10 shall be subject to any applicable provisions of the Company Union Contracts and applicable Law in respect of such Represented Employee, to the extent the provisions of this Section 6.10 are inconsistent with or otherwise in conflict with the provisions of any such Company Union Contract or applicable Law.

(d)          At the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume and honor in accordance with their terms all of the Company’s employment, severance, retention, termination and change-in-control plans, policies, programs, agreements and arrangements (including any change-in-control severance agreement or other arrangement between the Company and any Company Employee) maintained by the Company, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Merger (either alone or in combination with any other event), it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Corporation to amend or terminate any such plans, policies, programs, agreements, or arrangements, to the extent permitted by the terms of the applicable plan, policy, program, agreement or arrangement and applicable Law; provided, that any such amendment or termination shall not be inconsistent with the terms of this Agreement.  For purposes of any Company Benefit Plan or Company Benefit Agreement containing a definition of “change in control,” “change of control” or similar term that relates to a transaction at the level of the Company, the Closing shall be deemed to constitute a “change in control,” “change of control” or such similar term.

(e)        With respect to all employee benefit plans of Parent, the Surviving Corporation or any of their Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), each Company Employee’s service with the Company (as well as service with any predecessor employer of the Company, to the extent service with the predecessor employer was recognized by the Company and is accurately reflected within a Company Employee’s records) shall be treated as service with Parent, the Surviving Corporation or any of their Subsidiaries for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, except (i) to the extent that such service was not recognized under the corresponding Company Benefit Plan immediately prior to the Effective Time, (ii) for purposes of any defined benefit plan accruals or (iii) to the extent that such recognition would result in any duplication of benefits for the same period of service.

(f)          Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the corresponding Company Benefit Plan immediately prior to the Effective Time.  Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(g)          Notwithstanding anything to the contrary herein, the provisions of this Section 6.10 are solely for the benefit of the parties to this Agreement, and no provision of this Section 6.10 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no Company Personnel or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof including in respect of continued employment (or resumed employment).  Nothing contained herein shall alter the at-will employment relationship of any Company Employee.

SECTION 6.11          Merger Sub.

(a)        Prior to the Effective Time, Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Merger.

(b)          Parent hereby (i) guarantees the due, prompt and faithful payment performance and discharge by Merger Sub of, and compliance by Merger Sub with, all of the covenants and agreements of Merger Sub under this Agreement and (ii) agrees to take all actions necessary, proper or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.

SECTION 6.12         Takeover Statutes.  If any Takeover Statute or similar statute or regulation becomes applicable to this Agreement or the Merger, the Company shall use reasonable best efforts to obtain such approvals and take such actions to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement.

SECTION 6.13          Stock Exchange Delisting.  The Company shall cooperate with Parent and take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and, in any event, no more than ten (10) days after the Closing Date.  Prior to the Closing, the Company shall in the ordinary course of business consistent with past practice prepare quarterly and annual reports pursuant to the Exchange Act such that if any such reports are required to be filed after the Closing and prior to the deregistration of the Company’s securities under the Exchange Act, the Company will be reasonably capable of timely filing such reports.

SECTION 6.14          Resignation of Directors.  Unless otherwise requested by Parent, the Company shall obtain and deliver to Parent at or prior to the Effective Time the resignation of each director of the Company, effective as of the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT

SECTION 7.01          Conditions to Each Party’s Obligation to Effect the Transactions.  The obligation of each Party to effect the Closing is subject to the satisfaction or waiver (by such Party) at or prior to the Closing of the following conditions:

(a)          Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)         Required Approvals.  The Required Approvals, including the expiration or termination of any waiting period applicable to the Merger under the HSR Act, shall have been obtained at or prior to the Effective Time and such approvals shall have become Final Orders.  For purposes of this Section 7.01(b), a “Final Order” means a Judgment by the relevant Governmental Entity that (i) has not been reversed, stayed, enjoined, set aside, annulled or suspended and is in full force and effect, (ii) with respect to which, if applicable, any mandatory waiting period prescribed by Law before the Merger may be consummated has expired or been terminated, and (iii) as to which all conditions to the consummation of the Merger prescribed by Law have been satisfied.  In addition to subsections (i),(ii), and (iii) in this Section 7.01(b), a “Final Order” for a Required Approval of the PUCT shall meet all requirements for a final order under Section 2001.144 of the Texas Government Code.

(c)          No Legal Restraints.  No Law and no Judgment, whether preliminary, temporary or permanent, shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger (any such Law or Judgment, a “Legal Restraint”).

SECTION 7.02        Conditions to Obligations of the Company.  The obligation of the Company to effect Closing is further subject to the satisfaction or waiver (by the Company) at or prior to the Closing of the following conditions:

(a)          Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub contained herein (except for the representations and warranties contained in Sections 4.02 and 4.08) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, and (ii) the representations and warranties of Parent and Merger Sub contained in Sections 4.02 and 4.08 shall be true and correct at and as of the date hereof and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct would be de minimis.

(b)         Performance of Covenants and Agreements of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.

(c)          Officer’s Certificate.  The Company shall have received a certificate signed on behalf of Parent by an authorized signatory of Parent certifying the satisfaction by Parent and Merger Sub of the conditions set forth in Section 7.02(a) and Section 7.02(b).

SECTION 7.03          Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction or waiver (by Parent and Merger Sub) at or prior to the Closing of the following conditions:

(a)        Representations and Warranties.  (i) The representations and warranties of the Company contained herein (except for the representations and warranties contained in Sections 3.01, 3.03, 3.04, 3.07(b), 3.13 and 3.20) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties of the Company contained in Section 3.01, Section 3.03, Section 3.04, Section 3.13 and Section 3.20 shall be true and correct at and as of the date hereof and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct would be de minimis, and (iii) the representations and warranties of the Company contained in Section 3.07(b) shall be true and correct in all respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)          Performance of Covenants and Agreements of the Company.  The Company shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)          Absence of Company Material Adverse Effect.  Since the date of this Agreement, no fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect shall have occurred and be continuing.

(d)          Absence of Burdensome Condition.  No Law, Judgment, Filing or Consent with any Governmental Entity or Required Approval shall impose or require any undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures or provisions (including the sale, divestiture, licensing or disposition of assets or businesses of Parent or its Subsidiaries or the Company, by consent decree, hold separate order or otherwise) that, individually or in the aggregate, constitute, or would reasonably be expected to constitute, a Burdensome Condition.

(e)          Officer’s Certificate.  Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction by the Company of the conditions set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01          Termination Rights.

(a)          Termination by Mutual Consent.  The Company and Parent shall have the right to terminate this Agreement at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, by mutual written consent.

(b)          Termination by Either the Company or Parent.  Each of the Company and Parent shall have the right to terminate this Agreement, at any time prior to the Effective Time, whether before or after the receipt of the Company Shareholder Approval, if:

(i)           the Closing shall not have occurred by 5:00 p.m. New York City time on June 1, 2020 (the “End Date”); provided that if, prior to the End Date, all of the conditions to the Closing set forth in Article VII have been satisfied or waived, as applicable, or shall then be capable of being satisfied (except for any conditions set forth in Section 7.01(b) (Required Approvals), Section 7.01(c) (No Legal Restraints) and those conditions that by their nature are to be satisfied at the Closing), either the Company or Parent may, prior to 5:00 p.m. New York City time on the End Date, extend the End Date to a date that is three (3) months after the End Date (and if so extended, such later date being the End Date); provided, further, that neither the Company nor Parent may terminate this Agreement or extend the End Date pursuant to this Section 8.01(b)(i) if it (or, in the case of Parent, Parent or Merger Sub) is in breach of any of its covenants or agreements and such breach has caused or resulted in either (1) the failure to satisfy the conditions to its obligations to consummate the Merger set forth in Article VII prior to the End Date or (2) the failure of the Closing to have occurred prior to the End Date;

(ii)          the condition set forth in Section 7.01(c) (No Legal Restraints) is not satisfied and the Legal Restraint giving rise to such nonsatisfaction has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any Party if such failure to satisfy the condition set forth in Section 7.01(c) is the result of a failure of such Party to comply with its obligations pursuant to Section 6.03; or

(iii)          the Company Shareholder Approval is not obtained at the Company Shareholders Meeting duly convened (unless such Company Shareholders Meeting has been adjourned, in which case at the final adjournment thereof).

(c)          Termination by the Company.  The Company shall have the right to terminate this Agreement:

(i)           in the event that the Company Board has made a Company Adverse Recommendation Change with respect to a Superior Company Proposal and shall have approved, and concurrently with the termination hereunder, the Company shall have entered into, a Company Acquisition Agreement providing for the implementation of such Superior Company Proposal, so long as (1) the Company has complied in all material respects with its obligations under Section 5.03(c) and (2) the Company prior to or concurrently with such termination pays to Parent the Company Termination Fee in accordance with Section 8.02(b)(ii) and the termination pursuant to this Section 8.01(c)(i) shall not be effective and the Company shall not enter into any such Company Acquisition Agreement until Parent is in receipt of the Company Termination Fee; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c)(i) after the Company Shareholder Approval is obtained at the Company Shareholders Meeting;

(ii)          if Parent or Merger Sub breaches or fails to perform any of its covenants or agreements contained herein, or if any of the representations or warranties of Parent or Merger Sub contained herein fails to be true and correct, which breach or failure to perform (1) would give rise to the failure of a condition set forth in Section 7.02(a) (Parent/Merger Sub Representations and Warranties) or Section 7.02(b) (Parent/Merger Sub Covenants), as applicable, and (2) is not reasonably capable of being cured by Parent or Merger Sub by the End Date (as it may be extended pursuant to Section 8.01(b)(i)) or is not cured by Parent within thirty (30) days after receiving written notice from the Company of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c)(ii) if the Company is then in breach of any covenant or agreement contained herein or any representation or warranty of the Company contained herein then fails to be true and correct such that the conditions set forth in Section 7.03(a) (Company Representations and Warranties) or Section 7.03(b) (Company Covenants), as applicable, could not then be satisfied; or

(iii)         if (1) all of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 have been satisfied or waived in accordance with this Agreement as of the date that the Closing should have been consummated pursuant to Section 1.03 (except for those conditions that by their terms are to be satisfied at the Closing), (2) Parent and Merger Sub do not complete the Closing on the day that the Closing should have been consummated pursuant to Section 1.03, (3) the Company shall have delivered to Parent an irrevocable written notice that it stands ready, willing and able to consummate the Closing, and (4) Parent and Merger Sub fail to consummate the Closing within five (5) Business Days following their receipt of written notice from the Company requesting such consummation.

(d)          Termination by Parent.  Parent shall have the right to terminate this Agreement:

(i)           in the event that the Company Board or a committee thereof has made a Company Adverse Recommendation Change; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d)(i) after the Company Shareholder Approval is obtained at the Company Shareholders Meeting; or

(ii)         if the Company breaches or fails to perform any of its covenants or agreements contained herein, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (1) would give rise to the failure of a condition set forth in Section 7.03(a) (Company Representations and Warranties) or Section 7.03(b) (Company Covenants), as applicable, and (2) is not reasonably capable of being cured by the Company by the End Date (as it may be extended pursuant to Section 8.01(b)(i)) or is not cured by the Company within thirty (30) days after receiving written notice from Parent of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d)(ii) if Parent or Merger Sub is then in breach of any representation, covenant or agreement contained herein such that the conditions set forth in Section 7.02(a) (Parent/Merger Sub Representations and Warranties) or Section 7.02(b) (Parent/Merger Sub Covenants), as applicable, could not then be satisfied.

SECTION 8.02          Effect of Termination; Termination Fees.

(a)          In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or Parent (or any shareholder, Affiliate or Representative thereof), whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), except for, subject to the Liability Limitation, (i) Section 5.05(d), the last sentence of Section 6.02(a), the last sentence of Section 6.02(b), Section 6.08, this Section 8.02 and Article IX, which provisions shall survive such termination and (ii) subject to Section 8.02(d), liability of any Party (whether or not the terminating Party) for any Willful Breach of this Agreement prior to such termination but solely to the extent such liability arises out of a Willful Breach by such Party of any covenant or agreement set forth herein that gave rise to the failure of a condition set forth in Article VII.  The liabilities described in the preceding sentence shall survive the termination of this Agreement.

(b)          Termination Fees.

(i)           If (1) (A) either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) (End Date) and, at the time of such termination, any of the conditions set forth in Section 7.01(b) (Required Approvals) (other than with respect to any Additional Approval), Section 7.03(d) (Absence of Burdensome Condition) (other than with respect to any Additional Approval) or, in connection with the Required Approvals other than any Additional Approval, Section 7.01(c) (No Legal Restraints) shall have not been satisfied, (B) either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(ii) (Legal Restraint) (if, and only if, the applicable Legal Restraint giving rise to such termination arises in connection with the Required Approvals other than any Additional Approvals) or (C) the Company terminates this Agreement pursuant to Section 8.01(c)(ii) (Parent Terminable Breach) based on a failure by Parent to perform its covenants or agreements under Section 6.03, and in each case of the foregoing clauses (A), (B) and (C), at the time of such termination, all other conditions to the Closing set forth in Section 7.01(a) (Company Shareholder Approval), Section 7.01(c) (No Legal Restraints) (only in the case of clauses (A) and (C), and other than Legal Restraints arising in connection with the Required Approvals other than any Additional Approvals), Section 7.03(a) (Company Representations and Warranties), Section 7.03(b) (Company Covenants) and Section 7.03(c) (No Company MAE) shall have been satisfied or waived (except for (I) those conditions that by their nature are to be satisfied at the Closing but which conditions would be satisfied or would be capable of being satisfied if the Closing Date were the date of such termination, (II) other than in the case of a termination in accordance with the foregoing clause (A), those other conditions that are still capable of being satisfied or (III) those conditions that have not been satisfied as a result of a breach of this Agreement by Parent or Merger Sub), or (2) the Company terminates this Agreement pursuant to Section 8.01(c)(iii) (Parent Failure to Close), then Parent shall pay to the Company the Parent Termination Fee.  Parent shall pay the Parent Termination Fee to the Company (to an account designated in writing by the Company) prior to or concurrently with such termination of this Agreement by Parent or no later than three (3) Business Days after the date of the applicable termination by the Company.

(ii)        If the Company terminates this Agreement pursuant to Section 8.01(c)(i) (Superior Company Proposal) or Parent terminates this Agreement pursuant to Section 8.01(d)(i) (Company Adverse Recommendation Change), the Company shall pay to Parent the Company Termination Fee.  The Company shall pay the Company Termination Fee to Parent (to an account designated in writing by Parent) prior to or concurrently with such termination of this Agreement by the Company pursuant to Section 8.01(c)(i) or no later than three (3) Business Days after the date of such termination of this Agreement by Parent pursuant to Section 8.01(d)(i).

(iii)          If (1) either (A) Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) (End Date) (but only if the Parent Termination Fee is not also payable under Section 8.02(b)(i) above) or Section 8.01(b)(iii) (No Company Shareholder Approval) or (B) Parent terminates this Agreement pursuant to Section 8.01(d)(ii) (Company Terminable Breach), (2) a Company Takeover Proposal shall have been publicly disclosed or made to the Company after the date hereof, and not publicly withdrawn, (x) in the case of a termination pursuant to Section 8.01(b)(i) (End Date) or Section 8.01(d)(ii) (Company Terminable Breach), prior to the date of such termination, or (y) in the case of a termination pursuant to Section 8.01(b)(iii) (No Company Shareholder Approval), prior to the date of the Company Shareholders Meeting, and (3) within twelve (12) months after the termination of this Agreement, the Company shall have entered into any Company Acquisition Agreement, or consummated any Company Takeover Proposal, then the Company shall pay the Company Termination Fee to Parent (to an account designated in writing by Parent) within three (3) Business Days after the earlier of the date the Company enters into such Company Acquisition Agreement or consummates such transaction.  For purposes of clause (3) of this Section 8.02(b)(iii), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 5.03, except that the applicable percentage in the definition of “Company Takeover Proposal” shall be “50.1%” rather than “20% or more”.

(c)          The Parties acknowledge that the agreements contained in Section 8.02(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.  If Parent fails to promptly pay an amount due pursuant to Section 8.02(b)(i) or the Company fails to promptly pay an amount due pursuant to Section 8.02(b)(ii) or Section 8.02(b)(iii) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Claim that results in a Judgment against the Company for the amount set forth in Section 8.02(b)(ii) or Section 8.02(b)(iii) or any portion thereof, or a Judgment against Parent for the amount set forth in Section 8.02(b)(i), or any portion thereof, the Company shall pay to Parent, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by the Company) in connection with such Claim, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the U.S. prime rate as quoted by The Wall Street Journal in effect on the date such payment was required to be made.  Any amount payable pursuant to Section 8.02(b) shall be paid by the applicable Party by wire transfer of same-day funds prior to or on the date such payment is required to be made under Section 8.02(b).

(d)          Each of the parties acknowledges and agrees that the Company Termination Fee or the Parent Termination Fee, as applicable, is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company in the circumstances in which such Company Termination Fee or Parent Termination Fee, as applicable, is due and payable, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and the other transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.  As such, (i) without limiting the rights of the Company under Section 9.10 prior to the termination of this Agreement pursuant to Section 8.01, if this Agreement is terminated under circumstances in which Parent is obligated to pay the Parent Termination Fee under Section 8.02(b)(i), upon payment of the Parent Termination Fee, and, if applicable, the costs and expenses of the Company pursuant to Section 8.02(c) in accordance herewith, Parent and any of its Affiliates and Representatives shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company or the holders of the Company Common Stock, and payment of the applicable fee and such costs and expenses by Parent shall be the Company’s sole and exclusive remedy against Parent, any of its Affiliates and Representatives and against the Debt Financing Related Parties for any Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by the Company or any other Person in connection with this Agreement, the Debt Letters, the Equity Commitment Agreement, the transactions contemplated hereby or any matter forming the basis for such termination, and the Company shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), including against any Debt Financing Related Party, and (ii) if this Agreement is terminated under circumstances in which the Company is obligated to pay the Company Termination Fee under Section 8.02(b)(ii) or Section 8.02(b)(iii), upon payment of the Company Termination Fee and, if applicable, the costs and expenses of Parent pursuant to Section 8.02(c) in accordance herewith, the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent, Merger Sub or any of their respective Affiliates or Representatives, and payment of the Company Termination Fee and such costs and expenses by the Company shall be Parent’s sole and exclusive remedy for any Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by Parent, Parent’s Subsidiaries and any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination, and Parent and Merger Sub shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity).  The Parties acknowledge and agree that in no event shall the Company or Parent, as applicable, be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion.

(e)          For purposes of this Agreement, “Willful Breach” means a breach that is a consequence of a deliberate act or deliberate failure to act undertaken by the breaching Party with the Knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of any covenants or agreements contained in this Agreement; provided that, without limiting the meaning of Willful Breach, the Parties acknowledge and agree that any failure by any Party to consummate the Merger and the other transactions contemplated hereby after the applicable conditions to the Closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at the time of such failure to consummate the Merger) shall constitute a Willful Breach of this Agreement, except for such failure by Parent due solely to the failure of the Debt Financing to be funded on the date the Closing should have occurred.  For the avoidance of doubt, in the event that all applicable conditions to the Closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at the time of such failure to consummate the Merger) but Parent fails to close for any reason, except for such failure by Parent due solely to the failure of the Debt Financing to be funded on the date the Closing should have occurred, such failure to close shall be considered a Willful Breach.

SECTION 8.03          Amendment.  This Agreement may be amended by the Parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (a) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders, (b) no amendment shall be made to this Agreement after the Effective Time, (c) except as provided above, no amendment of this Agreement shall require the approval of the shareholders of Parent or the shareholders of the Company and (d) no adverse amendments to or waivers of any Debt Financing Source Provision or amendments to the definitions of “Debt Financing Sources” or “Debt Financing Related Parties” shall be effective without the prior written consent of the Debt Financing Sources.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

SECTION 8.04          Extension; Waiver.  At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement, (c) subject to Section 8.03(a), waive compliance with any covenants and agreements contained herein or (d) waive the satisfaction of any of the conditions contained herein.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.05          Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by such Party’s board of directors or the duly authorized designee of its board of directors.  Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of any Party.  The Party desiring to terminate this Agreement pursuant to Section 8.01 shall give written notice of such termination to the other Parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01       Nonsurvival of Representations, Warranties, Covenants and Agreements; Contractual Nature of Representations and Warranties. None of the representations or warranties contained herein or in any instrument delivered pursuant to this Agreement shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at the Effective Time.  Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants or agreements of the Parties contained herein shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to such covenants and agreements shall terminate at, the Effective Time.  The Parties hereby acknowledge and agree that (a) all representations and warranties set forth in this Agreement are contractual in nature only, (b) no Person is asserting the truth or accuracy of any representation or warranty set forth in this Agreement, (c) if any such representation or warranty (as modified by the applicable Disclosure Letter) should prove untrue, the Parties’ only rights, Claims or causes of action shall be to exercise the specific rights set forth in Section 7.02(a), Section 7.03(a), Section 8.01(c)(ii) and Section 8.01(d)(ii), as and if applicable, and (d) the Parties shall have no other rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or related to any such untruth of any such representation or warranty.

SECTION 9.02          Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by facsimile or email (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses, facsimile numbers and email addresses (or to such other address, facsimile number or email address as a Party may have specified by notice given to the other Party pursuant to this provision):

To Parent or Merger Sub:

Sun Jupiter Holdings LLC
c/o J.P. Morgan Asset Management
277 Park Avenue, 35th Floor
New York, NY 10172
Attention:	Amanda Wallace
Email:	amanda.wallace@jpmorgan.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005
Attention:	Jeremy D. London
Paul S. Kraske
Email:	jeremy.london@skadden.com
paul.kraske@skadden.com

To the Company:

El Paso Electric Company
Stanton Tower, 100 North Stanton Street
El Paso, TX 79901
Attention:	Mary E. Kipp
Email:	mary.kipp@epelectric.com

with a copy (which shall not constitute notice) to:

El Paso Electric Company
Stanton Tower, 100 North Stanton Street
El Paso, TX 79901
Attention:	Adrian J. Rodriguez
Email:	adrian.rodriguez@epelectric.com

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.
910 Louisiana Street
Houston, TX 77002
Attention:	Timothy S. Taylor
William S. Lamb
Email:	timothy.taylor@bakerbotts.com
bill.lamb@bakerbotts.com

SECTION 9.03          Definitions.  For purposes of this Agreement, each capitalized term has the meaning given to it, or specified, in Exhibit A.

SECTION 9.04          Interpretation.

(a)          Time Periods.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is a not a Business Day, the period in question shall end on the next succeeding Business Day.

(b)          Dollars.  Unless otherwise specifically indicated, any reference herein to $ means U.S. dollars.

(c)         Gender and Number.  Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d)          Articles, Sections and Headings.  When a reference is made herein to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.  The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e)          Include.  Whenever the words “include”, “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

(f)          Hereof.  The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g)          Extent.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h)          Contracts; Laws.  Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(i)          Persons.  References to a person are also to its permitted successors and assigns.

(j)          Or.  Unless otherwise specifically provided herein, the term “or” shall not be deemed to be exclusive.

(k)         Exhibits and Disclosure Letters.  The Exhibits to this Agreement and the Disclosure Letters are hereby incorporated and made a part hereof and are an integral part of this Agreement.  Each of the Company and Parent may, at its option, include in the Company Disclosure Letter or the Parent Disclosure Letter, respectively, items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts herein or in the Disclosure Letters, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise.  Any matter set forth in any section of the Disclosure Letters shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced and also in all other sections of such Disclosure Letter to which such matter’s application or relevance is reasonably apparent on the face of such matter.  Any capitalized term used in any Exhibit or any Disclosure Letter but not otherwise defined therein shall have the meaning given to such term herein.

(l)          Reflected On or Set Forth In.  An item arising with respect to a specific representation, warranty, covenant or agreement shall be deemed to be “reflected on” or “set forth in” the Company Financial Statements included in the Company Reports, to the extent any such phrase appears in such representation, warranty, covenant or agreement if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement reasonably related on its face to the subject matter of such representation or (ii) such item and the amount thereof is otherwise reasonably identified on such balance sheet or financial statement (or the notes thereto).

SECTION 9.05          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.05 with respect thereto.  Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

SECTION 9.06          Counterparts.  This Agreement may be executed in one or more counterparts (including by means of facsimile or email in .pdf format), all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

SECTION 9.07          Entire Agreement; No Third-Party Beneficiaries.  This Agreement, taken together with the Company Disclosure Letter, the Parent Disclosure Letter and the exhibits hereto and other instruments referred to herein, and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between or among the Parties with respect to the transactions contemplated by this Agreement, including the Merger.  Except as provided in the following two sentences (a) after the Effective Time, the rights of the Company’s shareholders and holders of Company Restricted Stock, Company Performance Stock or Company Unpaid Performance Stock to receive the Merger Consideration and payments pursuant to Article II, and (b) after the Effective Time, except for Section 6.09, each Party agrees that (i) its respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  Each of the Debt Financing Sources and each of their respective Affiliates and their respective current, former and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees or representatives (collectively, the “Debt Financing Related Parties”) shall be express third-party beneficiaries with respect to Section 8.02(d), Section 8.03(d), this Section 9.07, Section 9.08, Section 9.10, Section 9.11(b), Section 9.12 and Section 9.14 (collectively, the “Debt Financing Source Provisions”).

SECTION 9.08          Governing Law.  This Agreement, and all Claims or causes of action of the Parties (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance or subject matter hereof, shall be governed by and construed in accordance with the laws of the State of Texas, without regard to principles of conflict of laws.  Notwithstanding the foregoing sentence, except as otherwise set forth in the Debt Letters as in effect as of the date of this Agreement, all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Debt Financing Related Parties in any way relating to the Debt Letters or the performance thereof or the Debt Financing shall be exclusively governed by, and construed in accordance with, the domestic Law of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the State of New York or any other jurisdiction that would cause the application of Law of any jurisdiction other than the State of New York.

SECTION 9.09          Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties.  Any purported assignment without such consent shall be void; provided, that Parent may make an assignment of its rights (but not its obligations) under this Agreement to any Debt Financing Source without the prior written consent of the Company.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

SECTION 9.10          Specific Enforcement.  The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that, at any time prior to the termination of this Agreement pursuant to Article VIII, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, including the right of a Party to cause each other Party to consummate the Merger and the other transactions contemplated by this Agreement, in any court referred to in Section 9.11, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.  Notwithstanding the foregoing, the Company shall be entitled to specific performance of Parent’s and Merger Sub’s obligations to consummate the Closing and to cause the funding of the Contribution (as defined in the Equity Commitment Agreement) under the Equity Commitment Agreement by the Sponsor solely in the event that (1) all of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 have been satisfied or waived in accordance with this Agreement as of the date that the Closing should have been consummated pursuant to Section 1.03 (except for those conditions that by their terms are to be satisfied at the Closing), (2) Parent and Merger Sub do not complete the Closing on the day that the Closing should have been consummated pursuant to Section 1.03, (3) the Company shall have delivered to Parent an irrevocable written notice that it stands ready, willing and able to consummate the Closing, (4) Parent and Merger Sub fail to consummate the Closing within five (5) Business Days following their receipt of written notice from the Company requesting such consummation, and (5) the Debt Financing (or Substitute Financing) has been funded or will be funded in accordance with its terms at the Closing if the financing contemplated by the Equity Commitment Agreement is funded at the Closing.  Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Parent, Merger Sub and the Debt Financing Related Parties together for any losses, damages, costs or expenses of the Company or its Affiliates related to the failure of the transactions contemplated by this Agreement, or a breach of this Agreement by Parent or Merger Sub or otherwise (including a Willful Breach), shall be limited to an amount equal to: (i) the amount of the Parent Termination Fee, plus (ii) the aggregate amount of any expense reimbursement and indemnification obligations pursuant to Section 5.05(d), the last sentence of Section 6.02(a), and Section 8.02(c) (collectively, the “Liability Limitation”), and in no event shall the Company, its Subsidiaries, or its Affiliates seek any amount in excess of the Liability Limitation in connection with this Agreement or the transactions contemplated by this Agreement or in respect of any other document, whether at law or equity, in contract, in tort or otherwise.

SECTION 9.11          Jurisdiction; Venue.

(a)          All Claims arising from, under or in connection with this Agreement shall be raised to and exclusively determined by any Texas State court located in El Paso, Texas or Houston, Texas or, if such court disclaims jurisdiction, the U.S. District Court for the Western District of Texas (El Paso Division) or the U.S. District Court for the Southern District of Texas (Houston Division), to whose jurisdiction and venue the Parties unconditionally consent and submit.  Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of Claim arising out of this Agreement in such court and hereby further irrevocably and unconditionally waives and agree not to plead or claim in any such court that any such Claim brought in any such court has been brought in an inconvenient forum.  Each Party further agree that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.02 shall be effective service of process for any Claim brought against such Party in any such court.

(b)          Notwithstanding anything to the contrary in this Agreement (including this Section 9.11), each Party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Related Parties in any way relating to this Agreement, including any dispute arising out of or relating to the Debt Letters or the performance thereof or the Debt Financing, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom).

SECTION 9.12          Waiver of Jury Trial.  EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER (INCLUDING ANY PROCEEDING AGAINST THE DEBT FINANCING RELATED PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE DEBT LETTERS, THE EQUITY COMMITMENT AGREEMENT, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

SECTION 9.13          Construction.  Each of the Parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

SECTION 9.14          Liability of Debt Financing Related Parties.  Notwithstanding anything to the contrary contained herein, the Company hereby waives any rights or claims against any Debt Financing Related Party in connection with this Agreement, the Debt Financing, the Debt Letters or the transactions contemplated hereby or thereby, and no Debt Financing Related Party shall have any rights or claims against the Company in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided, that, following consummation of the Merger, the foregoing will not limit the rights of the parties to the Debt Financing under the Debt Letters.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, each as of the date first written above.

EL PASO ELECTRIC COMPANY

By:	/s/ Mary E. Kipp
	Name:	Mary E. Kipp
	Title:	President and Chief Executive Officer

SUN JUPITER HOLDINGS LLC

By:	/s/ Andrew Gilbert
	Name:	Andrew Gilbert
	Title:	Authorized Signatory

SUN MERGER SUB INC.

By:	/s/ Andrew Gilbert
	Name:	Andrew Gilbert
	Title:	Authorized Signatory

EXHIBIT A

DEFINED TERMS

Section 1.01          Certain Defined Terms.  For purposes of this Agreement, each of the following terms has the meaning specified in this Section 1.01 of Exhibit A:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, that for the avoidance of doubt, the Sponsor and any direct or indirect portfolio companies owned, managed or controlled by the Sponsor shall be considered an Affiliate of Parent and Merger Sub.  Furthermore, for the avoidance of doubt, none of JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc. or any of their Affiliates shall be considered an Affiliate of Parent or Merger Sub.

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, as amended, and all Laws of any jurisdiction applicable to the Company and its Affiliates concerning or relating to bribery or corruption.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Burdensome Condition” means a material adverse effect on the financial condition, assets, liabilities, businesses or results of operations (i) of the Company, or (ii) of, taken as a whole, Parent and its Subsidiaries; provided, however, that for purposes of this definition only, Parent and its Subsidiaries shall be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of the Company taken as a whole as of the date of this Agreement; provided, further, all undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures or provisions shall be taken into account in determining whether there has been or is a Burdensome Condition, including any such undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures or provisions that implement the commitments and agreements set forth in Exhibit B hereto.

“Business Day” means any day except for (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in El Paso, Texas or New York, New York.

“Claim” means any demand, claim, petition, charge, complaint, grievance, litigation, suit, action, legal proceeding (whether at law or in equity, civil, criminal, administrative or investigative) or arbitration.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Agreement” means each employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change-in-control, retention, termination or other material Contract between the Company or any Company Commonly Controlled Entity, on the one hand, and any Company Personnel, on the other hand.

“Company Benefit Plan” means each (a) employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) or post-retirement or employment health or medical plan, program, policy or arrangement, (b) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (c) severance, change-in control, retention or termination plan, program, policy or arrangement or (d) other compensation, pension, retirement, savings or other benefit plan, program, policy or arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any Company Commonly Controlled Entity for the benefit of any Company Personnel, or for which the Company or any Company Commonly Controlled Entity has any direct or indirect liability.

“Company Commonly Controlled Entity” means any person or entity that, together with the Company, is treated as a single employer under Section 414 of the Code.

“Company Financial Advisor” means any Person set forth in Section 3.20 of the Company Disclosure Letter.

“Company Material Adverse Effect” means any fact, circumstance, effect, change, event or development that has or would reasonably be expected to have a material adverse effect on the business, properties, financial condition or results of operations of the Company; provided that no fact, circumstance, effect, change, event or development resulting from or arising out of any of the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred: (a) any change or condition affecting any industry in which the Company operates, including electric generating, transmission or distribution industries (including, in each case, any changes in the operations thereof); (b) any change affecting any economic, legislative or political condition or any change affecting any securities, credit, financial or other capital markets condition, in each case in the United States, in any foreign jurisdiction or in any specific geographical area; (c) any failure in and of itself by the Company to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taking into account in determining whether there has or will be, a Company Material Adverse Effect); (d) any change attributable to the announcement, execution or delivery of this Agreement or the pendency of the Merger, including (i) any action taken by the Company that is expressly required pursuant to this Agreement, or is consented to by Parent, or any action taken by Parent or any Affiliate thereof, to obtain any Consent from any Governmental Entity to the consummation of the Merger and the result of any such actions, (ii) any Claim arising out of or related to this Agreement (including shareholder litigation), (iii) any adverse change in supplier, employee, financing source, shareholder, regulatory, partner or similar relationships resulting therefrom or (iv) any change that arises out of or relates to the identity of Parent or any of its Affiliates as the acquirer of the Company; (e) any change or condition affecting the market for commodities, including any change in the price or availability of commodities; (f) any change in and of itself in the market price, credit rating or trading volume of shares of Company Common Stock on the NYSE or any change affecting the ratings or the ratings outlook for the Company (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taking into account in determining whether there has or will be, a Company Material Adverse Effect); (g) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof); (h) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, or any escalation or worsening of any such act of war, sabotage or terrorism threatened or underway as of the date of this Agreement; (i) any fact, circumstance, effect, change, event or development resulting from or arising out of or affecting the national, regional, state or local engineering or construction industries or the wholesale or retail markets for commodities, materials or supplies (including equipment supplies, steel, concrete, electric power, fuel, coal, natural gas, water or coal transportation) or the hedging markets therefor, including any change in commodity prices; (j) any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster or severe weather-related event, circumstance or development, (k) any change or effect arising from any requirements imposed by any Governmental Entities as a condition to obtaining the Company Required Approvals or the Parent Required Approvals, or (l) casualty or condemnation related to the Company’s real property rights to the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto and any improvements located thereon; provided, however, that any fact, circumstance, effect, change, event or development set forth in clauses (a), (b), (e), (g), (h), (i) and (j) above may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on the Company, as compared to other entities (if any) engaged in the relevant business in the geographic area affected by such fact, circumstance, effect, change, event or development (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect, to the extent such change is not otherwise excluded from being taken into account by clauses (a)–(l) of this definition).

“Company Performance Stock” means any outstanding performance shares that were granted under the Company Stock Plan and represent the right to receive shares of Company Common Stock subject to performance-based vesting and that are not Company Unpaid Performance Stock.

“Company Personnel” means any current or former director, officer, employee or other natural person service provider of the Company.

“Company Restricted Stock” means any outstanding restricted shares of Company Common Stock that are subject to time-based vesting under the Company Stock Plan.

“Company Stock Plan” means the Company’s Amended and Restated 2007 Long-Term Incentive Plan as amended and in effect from time to time.

“Company Termination Fee” means an amount in cash equal to $85,000,000.

“Company Union Contracts” means the Contracts set forth in Section 3.15(a)(xiii) of the Company Disclosure Letter.

“Company Unpaid Performance Stock” means any outstanding performance shares that were granted under the Company Stock Plan and represent the right to receive shares of Company Common Stock subject to performance-based vesting with a performance period that ended prior to the Closing Date, but remains unpaid as of the Closing Date.

“Contract” means any written or oral contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement, undertaking or other agreement that is legally binding.

“Debt Financing Sources” means the financial institutions identified in the Debt Commitment Letter, together with the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing and each other Person that commits to arrange or provide or otherwise provides the Debt Financing in accordance with this Agreement, whether by joinder to the Debt Commitment Letter or otherwise, including the parties to any joinder agreements, engagement letters, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and permitted assigns.

“Designated Person” means any Person listed on a Sanctions List.

“Disclosure Letters” means, collectively, the Company Disclosure Letter and the Parent Disclosure Letter.

“Environmental Claim” means any (i) Claim against the Company asserted by any Person alleging liability (including potential liability for investigatory costs, cleanup costs, response costs, natural resources damages, property damages, personal injuries, or penalties) or responsibility arising out of, based on or resulting from (a) the presence or Release of or exposure to any Hazardous Materials at any location, whether or not owned or operated by the Company, or (b) any violation or alleged violation of Environmental Law or any Environmental Permit, or (ii) investigation or information request as to which the Company has received written notice, which could result in such a Claim.

“Environmental Laws” means all applicable Laws relating to pollution or protection of or damage to the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments), natural resources, endangered or threatened species, the climate or human health and safety as it relates to exposure to hazardous or toxic materials, including Laws relating to the exposure to Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Good Utility Practice” means (a) any of the practices, methods and acts engaged in or approved by a significant portion of the electric generating, transmission or distribution industries, as applicable, during the relevant time period or (b) any of the practices, methods or acts that, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, would reasonably have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition; provided that Good Utility Practice is not intended to be limited to optimum practices, methods or acts to the exclusion of all others but rather to be acceptable practices, methods or acts generally accepted in the geographic location of the performance of such practice, method or act.

“Governmental Entity” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, including any governmental, quasi-governmental or nongovernmental body administering, regulating, or having general oversight over any energy-related markets, including NERC, or any court, arbitrator, arbitration panel or similar judicial body.

“Hazardous Materials” means (a) petroleum, coal tar and other hydrocarbons and any derivatives or by-products, coal, coal combustion products, residues, or emissions, bottom ash, flue gas desulfurization material, explosive or radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, urea formaldehyde insulation, chlorofluorocarbons and other ozone-depleting substances and (b) any other chemical, material, substance or waste that is regulated or for which liability or standards of care are imposed under any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money (other than intercompany indebtedness), (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person evidenced by letters of credit, bankers’ acceptances or similar facilities to the extent drawn upon by the counterparty thereto, (d) all capitalized lease obligations of such Person and (d) all guarantees or other assumptions of liability for any of the foregoing.

“Intellectual Property” means all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign trademarks, service marks, service names, internet domain names, trade dress and trade names, and all goodwill associated therewith and symbolized thereby, patents and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, and extensions thereof, trade secrets, registered and unregistered copyrights and works of authorship, rights in computer programs (whether in source code, object code or other form), proprietary rights in databases, compilations and data, to the extent recognized in any given jurisdiction, and registrations and applications for registration of any of the foregoing.

“Insolvent” shall mean, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such person’s total liabilities, including contingent liabilities, (ii) the present fair saleable value of such Person’s assets is less than the amount required to pay the probable liability (subordinated, contingent or otherwise) of such Person on its debts, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts or liabilities that would be beyond its ability to pay such debts and liabilities as they mature, or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Judgment” means any decision, verdict, judgment, order, decree, ruling, writ, subpoena, assessment or arbitration award of a Governmental Entity of competent jurisdiction.

“Knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed in Section 1.01 of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub, the actual knowledge of the individuals listed in Section 1.01 of the Parent Disclosure Letter.

“Law” means any domestic or foreign, federal, state, provincial or local statute, law, common law, ordinance, rule, binding administrative interpretation, regulation, Judgment or other requirement of any Governmental Entity, including the orders, rules and regulations of the NYSE, the FERC, the NRC, the PUCT and the NMPRC.

“Multiemployer Plan” shall mean any plan defined in Sections 3(37) or 4001(a)(3) of ERISA.

“NYSE” means the New York Stock Exchange.

“OFAC” means the Office of Foreign Assets Control.

“Organizational Documents” means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, shareholder agreements and certificates of existence, as applicable.

“Parent Material Adverse Effect” means any fact, circumstance, effect, change, event or development that has or would reasonably be expected to have a material and adverse effect on the ability of Parent or Merger Sub to consummate, or that would reasonably be expected to prevent or materially impede, interfere with or delay Parent or Merger Sub’s consummation of, the transactions contemplated by this Agreement.

“Parent Termination Fee” means an amount in cash equal to $170,000,000.

“Permit” means a franchise, license, permit, authorization, tariff, variance, exemption, order, registration, clearance or approval of a Governmental Entity.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Information” means (a) any and all information that, alone or in combination with other information, allows the identification of a living individual, (b) “personal data” as that term is defined in Article 4 of the European Union’s General Data Protection Regulation and all rules and regulations issued under any of the foregoing, and (c) “personally identifiable information” under any privacy or data security law in any jurisdiction applicable to the processing of that Personal Information (including, IP address, name, address, telephone number, email address, social security number, bank account number, driver’s license number, credit card number, credit history and criminal history).

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments).

“Required Financial Information” means the information required by clause (ii) of Exhibit B to the Debt Commitment Letter.

“Sanctioned Country” means a country or territory which is at any time subject to Sanctions.

“Sanctions” means (a) economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government and administered by OFAC, (b) economic or financial sanctions imposed, administered or enforced from time to time by the U.S. State Department, the U.S. Department of Commerce or the U.S. Department of the Treasury, and (c) economic or financial sanctions imposed, administered or enforced from time to time by the United Nations Security Council, the European Union, or Her Majesty’s Treasury.

“Sanctions List” means any of the lists of specially designated nationals or designated persons or entities (or equivalent) held by the U.S. government and administered by OFAC, the U.S. State Department, the U.S. Department of Commerce or the U.S. Department of the Treasury or any similar list maintained by any other U.S. government entity, the United Nations Security Council, the European Union, or Her Majesty’s Treasury, in each case as the same may be amended, supplemented or substituted from time to time.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms, claims for refund and information returns, including any amended Tax returns relating to Taxes.

“Taxes” means (a) all taxes, customs, tariffs, imposts, levies, duties, other like assessments or charges in the nature of a tax imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts and (b) any liability for any item described in clause (a) payable by reason of Contract, assumption, transferee or successor liability, operation of Law or otherwise, and in each case whether disputed or otherwise.

“Texas Public Utility Regulatory Act” means Article II of the Texas Utilities Code, §§ 11.001 – 66.017, as such may be amended from time to time.

“Treasury Shares” means shares of Company Common Stock held by the Company or directly or indirectly held by Parent or Merger Sub.

“Trust” means Rio Grande Resources Trust II, a Texas grantor trust.

Section 1.02          Other Defined Terms.  In addition to the defined terms set forth in Section 1.01 of this Exhibit A, each of the following capitalized terms has the respective meaning specified in the Section set forth opposite such term below:

Term	Section

Additional Approvals	3.05(b)(iv)
Agreement	Preamble
Bankruptcy and Equity Exceptions	3.04
Book-Entry Shares	2.03(b)(i)
Certificate	2.03(b)(i)
Certificate of Merger	1.02
Closing	1.03
Closing Date	1.03
Closing Year	6.10(b)
Company	Preamble
Company Acquisition Agreement	5.03(b)
Company Adverse Recommendation Change	5.03(b)
Company Articles	3.01
Company Board	Recitals
Company Board Recommendation	3.04
Company Bylaws	3.01
Company Common Stock	2.01(a)
Company Contract	3.15(a)
Company Credit Agreement	5.05(c)
Company Disclosure Letter	Article III
Company Employee	6.10(a)
Company Financial Statements	3.06(a)
Company Indemnified Parties	6.09(a)
Company Intervening Event	5.03(f)(iii)
Company Projections	3.22
Company Recommendation Change Notice	5.03(c)
Company Reports	3.06(a)
Company Required Approvals	3.05(b)(iv)
Company Required Consents	3.05(a)
Company Risk Management Guidelines	5.01(a)(xxi)
Company Shareholder Approval	3.04
Company Shareholders Meeting	3.04
Company Takeover Proposal	5.03(f)(i)
Company Voting Debt	3.03(b)
Confidentiality Agreement	6.02(b)

Consent	3.05(b)
Continuation Period	6.10(a)
Controlled Group Liability	3.09(d)
Debt Commitment Letter	4.06
Debt Financing	4.06
Debt Financing Related Parties	9.07
Debt Financing Source Provisions	9.07
Debt Letters	4.06
Dissenting Shares	2.05
Effective Time	1.02
End Date	8.01(b)(i)
Environmental Permit	3.14(a)(i)
Equity Commitment Agreement	Recitals
Equity Securities	3.03(b)
Exchange Act	3.05(b)(i)
Exchange Agent	2.03(a)
Exchange Fund	2.03(a)
FERC	3.05(b)(iv)
Filing	3.05(b)
Final Order	7.01(b)
FPA	3.05(b)(iv)
GAAP	3.06(a)
HSR Act	3.05(b)(ii)
Insurance Policies	3.18
IRS	3.09(b)
IT Policies and Procedures	3.17(d)
IT Systems	3.17(c)
Legal Restraint	7.01(c)
Liability Limitation	9.10
Liens	3.05(a)
Maximum Amount	6.09(c)
Merger	Recitals
Merger Consideration	2.01(a)
Merger Sub	Preamble
NMPRC	3.19(b)
NRC	3.05(b)(iv)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Required Approvals	4.03(b)(ii)
Parent Required Consents	4.03(a)
Parties	Preamble
Preferred Stock	3.03(a)
Proceedings	5.02
Proxy Statement	6.01(a)
PUCT	3.19(b)
Representatives	5.03(a)

Represented Employee	6.10(c)
Required Amendment	5.05(c)
Required Approvals	4.03(b)(ii)
Required Consents	4.03(a)
SEC	3.05(b)(i)
Securities Act	3.05(b)(i)
Sponsor	Recitals
Substitute Financing	5.04(e)
Superior Company Proposal	5.03(f)(ii)
Surviving Corporation	1.01
Takeover Statute	3.13
TBOC	Recitals
Transaction Litigation	6.04
Trustee	5.05(c)
WARN Act	3.10
Willful Breach	8.02(e)

EXHIBIT B

COMMITMENTS TO BE INCLUDED IN APPLICATIONS TO THE PUCT AND NMPRC AND AGREEMENT WITH THE CITY OF EL PASO

Economic Development and Community Commitments

•
Commitment to dedicate $100 million to promote economic development in the City of El Paso, Texas and Las Cruces, New Mexico to be funded at a level of $5 million per year for 20 years. Contributions to the fund will not be recoverable in rates.

•
Maintain the Company’s annual amount of charitable giving following the transaction at the Company’s average annual charitable giving level for the three-year period ending December 31, 2018 (i.e., approximately $1.2 million per year).

•	Maintain the Company’s existing low income assistance programs while evaluating potential methods to improve such programs.

•
Create programs that provide entry-level training focused on engineering, management and finance skills for the local labor force in collaboration with the University of Texas at El Paso and New Mexico State University.

•	Create apprenticeship programs for technical and professional positions for students in local high-schools and colleges.

•	Continue and enhance utility supplier diversity by promoting the inclusion of minority-, women-, LGBTQ- and veteran-owned businesses into the Company’s supply chain.

•
Study and evaluate growth opportunities related to electric vehicles, distributed generation and battery storage in collaboration with the University of Texas at El Paso and New Mexico State University.

•	The Company will support Texas RPS standards and the New Mexico Energy Transition Act.

•
The Company shall report annually to the NMPRC the status of efforts during the prior calendar year to add renewable energy to its power supply portfolio and assure compliance toward the New Mexico Energy Transition Act.  Such report shall include a description of efforts to diversify the renewable energy sources considered and an explanation as to what determinations were made and the basis therefor.

Rate And Capital Expenditure Commitments

•
The Company will issue a rate credit to its Texas and New Mexico customers in a total aggregate amount for all customers of $21 million.  The rate credit will be distributed among customers in 36 monthly instalments starting shortly after closing of the transaction.  Allocation of the funds is to be determined in a post-closing proceeding.  The Company will not attempt to recover the value of this rate credit in future rate cases.

•	No recovery in rates of acquisition premium will be sought.

•	No recovery in rates of transaction costs will be sought.

•
The Company will continue to make minimum capital expenditures in an amount equal to the Company’s current five-year budget for the five-year period beginning January 1, 2021, subject to the following adjustments: the Company may reduce capital spending due to conditions not under the Company’s control, including, without limitation, siting delays, cancellations of projects by third-parties, weaker than expected economic conditions, or if the Company determines that a particular expenditure would not be prudent.

Ring-Fencing Commitments

•
The Company will maintain an existence that is separate and distinct from IIF US Holding 2 LP (“IIF”) and any of its affiliates or subsidiaries (excluding the Company and Rio Grande Resources Trust II), including, its separate name, logo, franchises, obligations and privileges.

•	IIF shall take the actions necessary to ensure the existence of Company stand-alone credit and debt ratings, as applicable.

•	In connection with the transaction, IIF has created Parent, an indirect, wholly-owned special-purpose entity, to hold 100% of the equity interests in the Company.

•	Parent will be retained between the Company and IIF for so long as IIF owns the Company.

•	The Company will not guarantee the debt or credit instruments of Parent, IIF or any other affiliate (excluding the Company and Rio Grande Resources Trust II).

•	The Company’s assets, revenues or stock shall not be pledged by Parent, IIF or any of its affiliates or subsidiaries, for the benefit of any entity other than the Company.

•	Neither the Company nor Parent will enter into any inter-company debt transactions with IIF or any of its affiliates or subsidiaries post-transaction, unless approved by the PUCT and NMPRC.

•	Neither the Company nor Parent will share credit facilities with IIF or any of its affiliates or subsidiaries.

•
Neither the Company nor Parent will include in any of its debt or credit agreements cross-default provisions between the securities of the Company or Parent and the securities of IIF or any of its affiliates or subsidiaries (excluding the Company and Rio Grande Resources Trust II).

•
Neither the Company nor Parent will include in any of its debt or credit agreements any financial covenants or rating-agency triggers related to IIF or any of its affiliates or subsidiaries (excluding the Company and Rio Grande Resources Trust II).

•	Neither the Company nor Parent will incur, guaranty or pledge assets for any new incremental debt related to the Merger.

•	Neither the Company nor Parent will seek to recover from the Company’s customers any costs incurred as a result of a bankruptcy of IIF or any of its affiliates (excluding the Company).

•
Following close of the transaction, the Company’s CEO and other senior management who directly report to the CEO will hold no positions with IIF or any of its affiliates or subsidiaries (excluding the Company and Parent).

•
IIF will obtain a non-consolidation legal opinion that provides that, in the event of a bankruptcy of IIF or any of its affiliates, a bankruptcy court will not consolidate the assets and liabilities of the Company with IIF or any affiliate of IIF.

•
Neither the Company nor Parent will transfer any material assets or facilities to any affiliates, other than a transfer that is on an arm’s-length basis consistent with the PUCT and NMPRC affiliate standards as applicable to the Company.

•	Each of the Company and Parent will maintain an arm’s-length relationship with IIF and its affiliates, consistent with the PUCT and NMPRC affiliate standards as applicable to the Company.

•
IIF will provide the PUCT and NMPRC access to its books and records, as well as those of its affiliates, as necessary to facilitate either Commission’s audit or review of any affiliate transactions as between the Company and IIF or IIF’s affiliates.

•
Each of the Company and Parent will maintain accurate, appropriate, and detailed books, financial records and accounts, including checking and other bank accounts, and custodial and other securities safekeeping accounts that are separate and distinct from those of any other entity.

•
The Company will suspend payment of dividends or other distributions, except for contractual tax payments, until otherwise allowed by the PUCT and NMPRC if issuance of the dividend or distribution would cause the equity component of the Company’s debt-to-equity ratio to fall below that established from time to time by the PUCT and NMPRC for the Company for ratemaking purposes.

•	The equity component of the Company’s debt-to-equity ratio will not fall below that established from to time by the PUCT and NMPRC for the Company for ratemaking purposes.

Local Control and Management Commitments

•	The Company’s existing Headquarters will remain in El Paso, Texas for so long as IIF owns the Company.

•
The Company’s CEO  and the Company’s  senior management will continue to have day-to-day control over the Company’s operations and senior management will continue to reside in the El Paso, Texas and Las Cruces, New Mexico vicinity.

•	The Company’s local management will remain the primary point of contact for all regulatory, operational and community engagement matters.

•	The Company’s post-closing Board of Directors will comprise of ten (10) Directors, of which:

o	One (1) will be the Company’s CEO;

o	Two (2) will be IIF-level representatives; and

o	The remaining seven (7), including the Board’s Chairperson, will satisfy the definition of NYSE Independent Directors.

◾	Of the seven (7) NYSE Independent Directors:

•	At least two (2) will reside within the Company’s service territory; and

•
At least two (2) will be individuals that either served on the Company’s Board immediately prior to the transaction, are local business/community leaders or are from a university within the Company’s service territory.

•	Company Board meetings will take place in Las Cruces, New Mexico at least once per year.

•	IIF will maintain its ownership interest in the Company for at least ten (10) years post-closing.

Employment Commitments

•
For at least five (5) years post-closing, the Company will not implement any material involuntary workforce reductions or changes to wages, benefits and other terms and conditions of employment in effect prior to the transaction.

•	Honor the terms of the Company’s existing collective bargaining agreements.